Registration No.
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
--------------------------------------------------------------------------------

                                    FORM S-6

                     FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                  OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2

        PRINCIPAL MUTUAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
                            (Exact Name of Depositor)

                                 711 High Street
                             Des Moines, Iowa 50309
               (Address of Depositor's Principal Executive Offices)

                               Michael D. Roughton
                     Principal Mutual Life Insurance Company
                                 711 High Street
                             Des Moines, Iowa 50309
                     (Name and address of agent for service)

               -------------------------------------------------------
               Telephone Number, Including Area Code: (515) 247-5111
               -------------------------------------------------------

                   Please send copies of all communications to

                              W. Randolph Thompson
                      Jorden, Burt, Berenson & Johnson LLP
                                 Suite 400 East
                       1025 Thomas Jefferson Street, N.W.
                            Washington, DC 20007-0805

                           ---------------------------

Title and Amount of Securities: PrinFlex Life Insurance Policy. (Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities being registered.)

Amount of Filing Fee:   $500.00

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

Registrant elects to be governed by paragraph (b)(13)(i)(A) of Rule 6e-3(T) under the Investment Company Act of 1940 with Respect to the Policies described in the Prospectus.

                           --------------------------

The Registrant hereby amends its Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                       Registration Statement on Form S-6
                              Cross Reference Sheet

    Items of
   Form N-8B-2               Captions in Prospectus

        1..............  Cover Page

        2..............  Cover Page

        3..............  Not Applicable

        4..............  Distribution of the Policy

        5..............  Principal Mutual Life Insurance Company Variable Life
                         Separate Account

        6(a)...........  Not Applicable

        6(b)...........  Not Applicable

        7..............  Not Required

        8..............  Not Required

        9..............  Legal Proceedings

        10(a)..........  Ownership, Beneficiaries, Assignment

        10(b)..........  Policy Values; Participating Policy

        10(c), 10(d)...  Summary (Transfers; Policy Loans; Total and Partial
                         Surrenders, Charges and Deductions; Maturity Proceeds; Death Benefits and Proceeds, Termination and Reinstatement; Policy "Free Look"); Policy "Free Look," Values Transfers; Policy Loans; Total and Partial Surrenders); Death Benefits and Rights; Charges and Deductions (Transaction Charge, Surrender Charge) Policy Termination and Reinstatement

        10(e)..........  Summary (Termination and Reinstatement); Policy
                         Termination and Reinstatement; Registration Statement

        10(f)..........  Other Matters (Voting Rights)

        10(g)(1),
        10(g)(2),
        10(h)(1),
        10(h)(2).......  Principal Mutual Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments; The Contract)

        10(g)(3),
        10(g)(4),
        10(h)(3),
        10(h)(4).......  Not Applicable

        10(i)..........  Principal Mutual Life Insurance Company Variable Life
                         Separate Account, Values and Policy Features While the Policy is in Force; Death Benefits and Rights;
                         General Provisions (Addition, Deletion or Substitution of Investments; Optional Insurance Benefits; Policy Proceeds); Federal Tax Matters

        11.............  Principal Mutual Life Insurance Company Variable Life
                         Separate Account (Separate Account Divisions); General Provisions (Addition, Deletion or Substitution of Investments)

        12(a)..........  Cover page

        12(b)..........  Not Applicable

        12(c)..........  Principal Mutual Life Insurance Company Variable Life
                         Separate Account (Separate Account Divisions)

        12(d)..........  Distribution of the Policy

        12(e)..........  Not Applicable

        13(a)..........  Summary (Charges and Deductions); Principal Mutual Life
                         Insurance Company Variable Life Separate Account; Charges and Deductions; Distribution of the Policy

        13(b), 13(c),
        13(d), 13(e),
        13(f), 13(g)...  Not Applicable

        14.............  Distribution of the Policy

        15.............  Summary (Premiums); Purchasing a Policy

        16.............  Summary (The Policy); Principal Mutual Life Insurance
                         Company Variable Life Separate Account; Purchasing a Policy (Allocation of Premiums);
                         Values and Policy Features While the Policy is in Force; General Provisions (Addition, Deletion or Substitution of Investments)

        17(a), 17(b),
        17(c)..........  Captions referenced under Items 10(c), 10(d), 10(e), and 10(i) above

        18(a)..........  Summary (Policy Value); Values and Policy Features
                          While the Policy is in Force

        18(b)..........  Not Applicable

        18(c)..........  Values and Policy Features While the Policy is in Force

        18(d)..........  Not Applicable

        19.............  Other Matters (Voting Rights; Statement of Values)

        20(a), 20(b)...  Principal Mutual Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments); Other Matters (Voting Rights)

        20(c), 20(d),
        20(e), 20(f)...  Not Applicable

        21(a), 21(b)...  Summary (Policy Loans); Values and Policy Features
                         While the Policy is in Force (Policy Loans)

        21(c)..........  Not Applicable

        22.............  General Provisions (The Contract; Incontestability)

        23.............  Not Applicable

        24.............  Charges and Deductions (Special Provisions for Group or
                         Sponsored Arrangements)

        25.............  Description of Principal Mutual Life Insurance Company

        26.............  Not Applicable

        27.............  Description of Principal Mutual Life Insurance Company

        28.............  Officers and Directors of Principal Mutual Life
                         Insurance Company

        29.............  Description of Principal Mutual Life Insurance Company

        30.............  Not Applicable

        31.............  Not Applicable

        32.............  Not Applicable

        33.............  Not Applicable

        34.............  Not Applicable

        35.............  Description of Principal Mutual Life Insurance Company

        36.............  Not Applicable

        37.............  Not Applicable

        38(a), 38(b),
        38(c)..........  Distribution of the Policy

        39(a), 39(b)...  Distribution of the Policy

        40.............  Not Applicable

        41(a)..........  Distribution of the Policy

        41(b), 41(c)...  Not Applicable

        42.............  Not Applicable

        43.............  Not Applicable

        44(a), 44(b),
        44(c)..........  Summary (Policy Value; Transfers; Policy Loans; Total
                         and Partial Surrenders, Termination and Reinstatement; Policy "Free-Look"); Principal Mutual Life Insurance Company Variable Life Separate Account; Values and Policy Features while the Policy is in Force (Policy Values; Transfers; Policy Loans; Total and Partial Surrender) Charges and Deductions

        45.............  Not Applicable

        46(a)..........  Captions referenced under items 44(a) above

        46(b)..........  Not Applicable

        47.............  Not Applicable

        48.............  Not Applicable

        49.............  Not Applicable

        50.............  Not Applicable

        51(a) - (j)....  Description of Principal Mutual Life Insurance Company;
                         Principal Mutual Life Insurance Company Variable Life Separate Account; Purchasing a Policy; Policy Termination and Reinstatement; General Provisions; Distribution of the Policy

        52(a)..........  Principal Mutual Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments)

        52(b)..........  Not Applicable

        52(c)..........  Captions referenced in 10(g) and 10(h) above

        52(d)..........  Not Applicable

        53(a)..........  Summary (Tax Consequences of the Policy); Federal Tax
                         Matters

        53(b)..........  Not Applicable
        54.............  Not Applicable

        55.............  Not Applicable

        56.............  Not Applicable

        57.............  Not Applicable

        58.............  Not Applicable

        59.............  Not Applicable

                     Prospectus Dated ________________, 1996


    PRINCIPAL MUTUAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT PrinFlex(R) LIFE -- FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

    "PrinFlex(R) Life," the flexible premium variable universal life insurance policy (the "Policy" or the "Policies") offered by Principal Mutual Life Insurance Company ("Company") and described in this Prospectus is designed to provide lifetime insurance protection and maximum flexibility in connection with premium payments and death benefits. A policyowner may, within limits, vary the frequency and amount of premium payments and increase or decrease the face amount of the life insurance benefit under the Policy. This flexibility allows a policyowner to provide for changing life insurance needs within a single insurance policy.

     The Policy provides : (1) a death benefit upon the insured's death; (2) policy loans; and (3) a net surrender value accessible by a partial or total surrender of the Policy.

     Policy values may be accumulated on a fixed basis or vary with the investment performance of the division of the Principal Mutual Life Insurance Company Variable Life Separate Account to which the policyowner allocates Policy values. Each division invests in a corresponding open-end, management investment company, or a separate investment portfolio thereof ("Mutual Fund"). The accompanying prospectuses describe the investment objectives and the attendant risks of the Mutual Funds currently offered as investment choices under the
Policy: Principal Aggressive Growth Fund, Inc., Principal Asset Allocation Fund, Inc., Principal Balanced Fund, Inc., Principal Bond Fund, Inc., Principal Capital Accumulation Fund, Inc., Principal Emerging Growth Fund, Inc., Principal Government Securities Fund, Inc., Principal Growth Fund, Inc., Principal Money Market Fund, Inc., and Principal World Fund, Inc. ("Principal Mutual Funds"), Fidelity Variable Insurance Products Fund-Contrafund, Equity Income and High Income Portfolios ("Fidelity ContraFund Portfolio," "Fidelity Equity-Income Portfolio" and Fidelity High Income Portfolio," respectively).

    Prospective purchasers of this Policy are advised that replacement of existing insurance coverage may not be financially advantageous. It may also be disadvantageous to purchase a Policy as a means to obtain additional insurance protection if the purchaser already owns a flexible premium universal variable life insurance policy.

    Please read this prospectus carefully and retain it for future reference. This Prospectus is valid only if accompanied or preceded by the current prospectuses for the Fidelity Insurance Products Fund and Principal Mutual Funds.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS ...................... 4

SUMMARY ........................................ 5

    The Policy.................................. 5

    Premiums.................................... 6

    Policy Value................................ 6

    Transfers................................... 6

    Policy Loans................................ 6

    Total and Partial Surrenders.................7

    Charges and Deductions ..................... 7

    Maturity Proceeds........................... 7

    Death Benefit and Proceeds.................. 8

    Adjustment Options.......................... 8

    Termination and Reinstatement............... 8

    Policy "Free Look".......................... 9

    Distribution of the Policy.................. 9

    Tax Consequences of the Policy.............. 9

DESCRIPTION OF PRINCIPAL MUTUAL
LIFE INSURANCE COMPANY .........................10

PRINCIPAL MUTUAL LIFE INSURANCE
COMPANY VARIABLE LIFE SEPARATE
ACCOUNT........................................ 10

    Separate Account Divisions..................11

PURCHASING A POLICY.............................12

    Purchase Procedures.........................12

    Payment of Premiums.........................13

    Premium Limitations.........................13

    Allocation of Premiums......................13

    Policy "Free Look"..........................14

VALUES AND POLICY FEATURES WHILE
    THE POLICY IS IN FORCE......................14

    Policy Values...............................14

    Transfers...................................15

    Policy Loans................................16

    Total and Partial  Surrenders...............16

DEATH BENEFITS AND RIGHTS.......................17

    Death Proceeds..............................17

    Death Benefit...............................17

    Applicable Percentage.......................17

    Change in Death Benefit Option..............18

    Adjustment Options..........................18

CHARGES AND DEDUCTIONS..........................19

    Premium Expense Charge......................20

    Monthly Policy Charge.......................20

    Transaction Charge..........................21

    Surrender Charge............................21

    Other Charges...............................22

    Special Provisions for Group or Sponsored
    Arrangements................................22

THE FIXED ACCOUNT...............................22

POLICY TERMINATION AND REINSTATEMENT............23

    Policy Termination..........................23

    Reinstatement...............................24

OTHER MATTERS...................................24

    Voting Rights...............................24

    Statement of Value..........................25

    Service Available by Telephone..............25

GENERAL PROVISIONS..............................25

    Addition, Deletion, or Substitution of
    Investments.................................25

    Optional Insurance Benefits.................26

    The Contract................................29

    Incontestability............................29

    Misstatements...............................29

    Suicide.....................................29

    Ownership...................................29

    Beneficiaries...............................29

    Benefit Instructions........................30

    Postponement of Payments....................30

    Assignment..................................30

    Policy Proceeds.............................30

    Participating Policy........................31

    Right to Exchange Policy....................31

DISTRIBUTION OF THE POLICY......................31

OFFICERS AND DIRECTORS OF
PRINCIPAL MUTUAL LIFE INSURANCE
COMPANY.........................................32

STATE REGULATION OF PRINCIPAL
MUTUAL LIFE INSURANCE COMPANY...................33

FEDERAL TAX MATTERS.............................33

    Tax Status of the Company and the Separate
    Account.....................................34

    Charges for Taxes...........................34

    Diversification Standards...................34

    Life Insurance Status of Policy.............34

    Modified Endowment Contract Status..........34

    Policy Surrenders and Partial Surrenders....35

    Policy Loans and Interest Deductions........35

    Corporate Alternative Minimum Tax...........36

    Exchange or Assignments of Policies.........36

    Withholding.................................36

    Taxation of Accelerated Death Benefits......36

    Other Tax Issues............................36

EMPLOYEE BENEFIT PLANS..........................36

LEGAL PROCEEDINGS...............................36

LEGAL OPINION...................................37

EXPERTS.........................................37

REGISTRATION STATEMENT..........................37

FINANCIAL STATEMENTS............................35

APPENDIX A - SAMPLE ILLUSTRATIONS OF
POLICY VALUES, SURRENDER VALUES AND
DEATH BENEFITS..................................38

APPENDIX B - TARGET PREMIUMS....................43

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. PRINCIPAL MUTUAL LIFE INSURANCE COMPANY DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS, THE PROSPECTUSES FOR THE UNDERLYING MUTUAL FUNDS OR THE STATEMENTS OF ADDITIONAL INFORMATION OF THESE FUNDS.

GLOSSARY OF SPECIAL TERMS

    Attained Age - The insured's age on the birthday preceding the last Policy Anniversary.

     Business Day - Any day that the New York Stock Exchange is open for trading, and trading is not restricted.

    Division - A part of the Separate Account to which Net Premiums may be allocated which invests in shares of a single Mutual Fund. The value of an investment in a Division is variable and is not guaranteed.

    Effective Date - The date on which all requirements for issuance of a Policy have been satisfied.

    Face Amount - The minimum death benefit of a Policy so long as the Policy remains in force.

    Fixed Account - That part of Policy Value that reflects the value in the general account of the Company.

     General Account - The assets of the Company other than those allocated to any of the Separate Accounts of the Company.

    Guideline Annual Premium - The level annual payment necessary to provide the future benefit under a Policy, through maturity, based on the 1980 Commissioners Standard Ordinary Mortality Table, a 5% assumed interest rate, and the fees and charges specified for a Policy.

    Internal Revenue Code - The Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder. Reference to the Internal Revenue Code means such Internal Revenue Code or the corresponding provisions of any subsequent revenue code and any regulations thereunder.

    Investment Account - That part of the Policy Value that reflects the value in one of the Divisions of the Separate Account.

    Loan Account - That part of the Policy Value that reflects the value transferred from the Fixed Account or Separate Account as collateral for a policy loan.

    Maturity Date - The Policy Anniversary following the insured's 95th birthday.

    Monthly Date - The day of the month which is the same as the day of the Policy Date. For example, if the Policy Date is June 10, 1997, the first Monthly Date is July 10, 1997.

    Monthly Policy Charge - The amount subtracted from the Policy Value on each Monthly Date equal to the sum of the cost of insurance and additional benefits provided by any rider plus the monthly administration charge and mortality and expense risks charge in effect on the Monthly Date.

    Mutual Fund - A registered, open-end, management investment company , or a separate investment portfolio thereof, in which a Division of the Separate Account invests.

    Net Premium - The gross premium less the deductions for the Premium Expense Charge. It is the amount of premium allocated to the Fixed Account or Investment Accounts.

    Net Surrender Value - The Surrender Value of the Policy reduced by any unpaid loans and loan interest.

    Notice - Any form of communication received in the Company's home office providing the information needed by the Company, either in writing or another manner approved in advance by the Company.

     Policy Date - The Policy Date is the date from which Monthly Dates and Policy Years and Anniversaries are determined.

    Policy Value - (also known as the Accumulated Value) is the sum of the values in the Loan Account, Fixed Account and Investment Accounts.

    Policy Years and Anniversaries - The Policy Years and Anniversaries computed from the Policy Date. Example: If the Policy Date is May 5, 1997, the first Policy Year ends on May 4, 1998 and the first Policy Anniversary falls on May 5, 1998.

    Premium Expense Charge - The charge deducted from premium payments to cover a sales charge, state premium taxes and federal taxes.

    Prorated Basis - The proportion that the value of a particular Investment Account or Fixed Account for a Policy bears to the total value of all Investment Accounts and the Fixed Account for that Policy.

    Separate Account - Principal Mutual Life Insurance Company Variable Life Separate Account, a registered Unit investment trust with Divisions and segregated assets, to which Net Premiums may be allocated to the Policy.

    Surrender Charge - A charge assessed upon total surrender of a Policy or termination of a Policy when a Grace Period expires without sufficient premium payment.

    Surrender Value - The Policy Value reduced by the Surrender Charge.

     Target Premium - A premium amount used to measure the maximum sales charge that is included as part of the Premium Expense Charge and any applicable contingent deferred sales charge under a Policy. Target Premiums are set forth in Appendix B. The policyowner will be advised of the Target Premium for any increase in face amount.

    Unit - The accounting measure used to calculate Division values.

    Valuation Period - The period between the time as of which the net asset value of a Mutual Fund is determined on one business day and the time as of which that value is determined on the next following business day.

    Written Request - Actual delivery to the Company at its home office in Des Moines, Iowa, of a written notice or request, signed and dated, on a form supplied or approved by the Company.

 SUMMARY

     THE FOLLOWING SUMMARY IS INTENDED TO PROVIDE A GENERAL DESCRIPTION OF THE MOST IMPORTANT POLICY FEATURES. IT IS NOT COMPREHENSIVE AND SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

The Policy

    The Policy is designed to provide a policyowner with lifetime insurance protection and flexibility in connection with the amount and frequency of premium payments and the amount of life insurance proceeds payable under the Policy. A policyowner may, subject to certain limitations, vary the frequency and amount of premium payments. The Policy is a life insurance contract with a death benefit, Policy Value, and other features traditionally associated with life insurance.

    The Policyowner allocates Net Premium Payments to one or more of the Fixed Account and the Divisions of Principal Mutual Life Insurance Company's Variable Life Separate Account. Allocations to the Divisions of the Separate Account are invested in shares of a particular Mutual Fund. Allocation instructions may be changed at any time and transfers may be made subject to certain conditions.

    The Mutual Funds in which the Divisions currently invest are as follows:

                                                     Mutual Fund in
                 Division                      which the Division Invests
                 --------------------------------------------------------
        Aggressive Growth Division         Principal Aggressive Growth Fund
        Asset Allocation Division          Principal Asset Allocation Fund
        Balanced Division                  Principal Balanced Fund
        Bond Division                      Principal Bond Fund
        Capital Accumulation Division      Principal Capital Accumulation Fund
        Emerging Growth Division           Principal Emerging Growth Fund
        Government Securities Division     Principal Government Securities Fund
        Growth Division                    Principal Growth Fund
        Money Market Division              Principal Money Market Fund
        World Division                     Principal World Fund
        Fidelity Contrafund Division       Fidelity Contrafund Portfolio
        Fidelity Equity-Income Division    Fidelity Equity-Income Portfolio
        Fidelity High Income Division      Fidelity High Income Portfolio

Premiums

    The required initial premium payment is equal to the minimum monthly premium shown on the Policy's current data pages. The minimum monthly premium is the amount that, if paid, will keep the Policy in force for one month, taking into account the current Monthly Policy Charge and Surrender Charge. Payment of a minimum premium is required during the first twelve policy months (the "Minimum Required Premium"). The Company allows payments in accordance with the planned periodic premium schedule established by the policyowner in the application (annual, semiannual, quarterly, or pre-authorized withdrawal payments of premium on a monthly basis). However, if the minimum monthly premium is less than $30 ($15 if the insured is ages 0-14), only a planned periodic premium schedule that would result in a payment of $30 or more ($15 or more if the insured is ages 0-14) will be made available to the policyowner. The Company also allows unscheduled  premium  payments  of $30 or more.  The  planned  periodic  premium schedule indicates the preference of the policyowner only, and other than payment of the Minimum Required Premium, payment of premiums is not required. (However, the death benefit guarantee premium must be paid to maintain the Death Benefit Guarantee Rider.) See "Optional Insurance Benefits." Changes in frequency, as well as increases or decreases in the amount of planned periodic premiums, may be made. However, the total of all premiums, planned and otherwise, cannot exceed the current maximum premium limitations set forth in the Internal Revenue Code to qualify a Policy as a life insurance contract. At any time there is an outstanding policy loan, if a payment cannot be identified as a premium payment, it will be considered a loan repayment.

    All Net Premium payments received during the first 20 days from the Effective Date are allocated to the Money Market Division of the Separate Account. On the 21st day from the Effective Date, the Policy Value held in the Money Market Division is transferred to the Divisions and the Fixed Account in accordance with the policyowner's direction for allocation of premium payments. (If the 21st day from the Effective Date is not a Business Day, the transfer will occur on the first Business Day thereafter). Net Premium payments received after the Policy Value in the Money Market Division is transferred to the Divisions and the Fixed Account are allocated among the Divisions and the Fixed Account in accordance with the directions in the application for the Policy.

Policy Value

    The Policy Value reflects the following: premium payments made; investment performance of the Divisions to which amounts have been allocated; interest credited by the Company to amounts allocated to the Fixed Account; partial withdrawals; loans taken; repayment of loans; and deduction of charges described above under "Charges And Deductions." The Policy Value is the sum of the values in the Investment Accounts, the Fixed Account and the Loan Account.

    Investment Account. An Investment Account is established under the Policy for each Division of the Separate Account to which Net Premiums or transfer amounts have been allocated. An Investment Account measures the interest of the Policy in the corresponding Division. The value of each Investment Account under the Policy varies each Business Day and reflects the investment performance of the Mutual Fund shares held in the corresponding Division. See "Policy Value".

     Fixed Account. The Fixed Account consists of that portion of the Policy Value based on Net Premiums allocated to, and amounts transferred to, the general account of the Company. The Company credits interest on amounts in the Fixed Account at an effective annual rate guaranteed to be at least 3%. See "Fixed Account."

     Loan Account. When a policy loan is taken, the Company will establish a Loan Account under the Policy and will transfer an amount equal to the amount of the loan from the Investment Accounts and/or the Fixed Account to the Loan Account. The Company will credit interest to amounts in the Loan Account at an effective annual rate of at least 6% through Policy Year ten at which point interest is credited at 7.75%. See "Policy Loans."

Transfers

     Scheduled and unscheduled transfers of Policy Value among Divisions and the Fixed Account may be made by a policyowner, subject to certain conditions and charges. The Company has reserved the right to revoke or modify transfer privileges and charges. See "Transfers."

Policy Loans

    A policyowner may borrow against the Policy Value at any time the Policy has Net Surrender Value. The minimum amount for a loan is $500. Interest is charged on policy loans at an effective annual rate of eight percent during any period the loan is outstanding. Loan interest is payable at the end of each Policy Year. All policy loans and loan interest will be deducted from proceeds payable at the insured's death, upon maturity, or upon total surrender. See "Policy Loans."

Total and Partial Surrenders

    A policyowner may elect to make a total surrender of the Policy and receive its Net Surrender Value determined as of the date the Company receives the policyowner's Written Request. A Surrender Charge is imposed upon total surrender of a Policy at any time within the first ten years after the Policy Date. In addition, any increase in face amount is subject to a Surrender Charge upon total surrender of the Policy at any time within ten years after the effective date of the adjustment. After the first Policy Year, the policyowner may request a partial surrender of the Policy Value, but no more than two times per Policy Year. The minimum amount for a partial surrender is $500 and aggregate partial surrenders during a Policy Year cannot exceed 75% of the Policy's Net Surrender Value at the time the first partial surrender is requested. A transaction charge of the lesser of $25 or two percent of the amount of the partial surrender is imposed on each partial surrender. The Policy Value is reduced by the amount of any partial surrender plus the transaction charge. The amount surrendered will be withdrawn from the Policy on a last-in first-out basis. If the Option 1 death benefit is in effect at the time of a partial surrender, then the Policy's face amount is also reduced by the amount of the partial surrender plus the transaction charge.

Charges and Deductions

    Charges under the Policy are assessed as:
        (1)deductions from premiums
         o sales load of 2.75% of premiums less than or equal to Target Premium made during each of the first ten Policy Years and, with respect to premiums less than or equal to Target Premiums attributable to any face amount increase, made during each of the first ten years following the increase
         o  2.20% state and local taxes
         o  1.25% federal taxes

        (2)Surrender Charges upon termination or total surrender made during the first ten Policy Years (and ten years after an increase in the Policy face amount) equal to a percentage (described in the table below) of the sum of the following:
         o deferred administrative charge of $3 for each $1,000 of face amount, and
         o deferred sales charge of 47.75% of premiums paid up to a maximum of two Target Premiums

                              Surrender          Surrender Charge
                                 Year                Percentage
                                 1-5                  100.0%
                                   6                   83.3%
                                   7                   66.7%
                                   8                   50.0%
                                   9                   33.3%
                                  10                   16.7%
                                  11+                   0.0%

        (3)Monthly Policy Charges
         o   administration charge:
             During the first Policy Year: $.40 for each $1,000 of face amount, but no less than $6.00/month and no greater than $16.67/month;
             During each Policy Year thereafter: $6.00/month.
         o    cost of insurance charge
         o mortality and expense risks charge of .90% per annum against the value of the policyowner's Investment Accounts (After the fifth Policy Year the mortality and expense risks charge will not exceed .35% per annum if, on the applicable Monthly Date, the Policy Value less the Loan Account is equal to or greater than 20% of the Policy face amount)
         o   supplemental benefit(s) charge(s)

        (4)Other Charges
         o investment management fees and other operating expenses for the underlying Mutual Funds.
         o transfer fee of $25 per unscheduled transfer in excess of twelve during a Policy Year.

    For  complete   discussion  of  charges  and  deductions  see  "Charges  and
Deductions".

Maturity Proceeds

    If the Insured under a Policy is living on the Policy's Maturity Date, which is the Policy Anniversary following the birthday on which the Insured reaches age 95, the Company will pay the Policy's maturity proceeds to the policyowner. A Policy's maturity proceeds are the Policy Value less any Policy loans and unpaid loan interest on the Maturity Date. If maturity proceeds are paid under a Policy, the Policy terminates with no further benefits payable. On the Policy's Maturity Date, the Company will pay the excess of the Policy's face amount over the maturity proceeds, provided certain conditions are met.

Death Benefit and Proceeds

    The death proceeds under a Policy are payable to the beneficiary when the Insured dies, subject to all provisions and conditions of the Policy. The death proceeds, determined as of the date of the Insured's death, are: the death benefit described below, plus proceeds from any benefit riders on the Insured's life, less any Policy loans and loan interest, and less any overdue Monthly Policy Charges if the Insured dies during a Grace Period. All or part of the death proceeds may be paid in cash or applied under one or more of the benefit options available under the Policy, subject to certain restrictions. The Company pays interest on the death proceeds from the date of death until the date of payment or until applied under a benefit option. Interest is at a rate the Company determines, but not less than required by state law.

    There are two options available for the death benefit under a Policy. If a policyowner selects Option 1, the death benefit will be equal to the greater of the face amount of the Policy or the Policy Value on the date of death multiplied by an applicable percentage specified in the Internal Revenue Code. If a policyowner selects Option 2, the death benefit will be the greater of the face amount of the Policy plus the Policy Value on the date of death or the Policy Value on the date of death multiplied by the applicable percentage.

    A policyowner may make a Written Request to change the death benefit option on or after the first Policy Anniversary. Any change must be approved by the Company before it takes effect. Changes in death benefit option are limited to two per Policy Year. If the request is to change from Option 1 to Option 2, the face amount will be reduced by the amount of the Policy Value on the effective date of the change. The Company reserves the right to disapprove a request to change from Option 1 to Option 2 if the face amount in effect after the change would be less than $50,000. Evidence of insurability satisfactory to the Company under its underwriting guidelines then in effect may be required on a change from Option 1 to Option 2. If the request is to change from Option 2 to Option 1, the face amount will be increased by the amount of the Policy Value on the effective date of the change. No evidence of insurability is required for a change from Option 2 to Option 1. The effective date of any change will be the Monthly Date that coincides with or next follows the day the request for change is approved by the Company.

Adjustment Options

    Subject to certain conditions, the face amount of a Policy may be adjusted upon the Written Request of the policyowner. Any Written Request to adjust the face amount of a Policy must be approved by the Company. If a payment in an amount greater than or equal to the adjustment conditional receipt premium deposit is submitted with the adjustment application, then a conditional receipt is given to the policyowner reflecting receipt of the payment and outlining any interim insurance coverage provided by the conditional receipt. The adjustment conditional receipt premium deposit is that amount calculated by the Company and provided to the policyowner in connection with the policyowner's request for a face amount increase. No request to adjust the face amount of a Policy will be approved if a Policy is in a Grace Period or if Monthly Policy Charges are being waived under a rider. In addition, a decrease in face amount may be requested only after the first Policy Anniversary and may not reduce the face amount of a Policy below $50,000. A requested face amount increase must be at least $25,000 and is subject to evidence of insurability satisfactory to the Company under its underwriting guidelines then in effect. Any adjustment in face amount of a Policy will be effective on the Monthly Date that coincides with or next follows the date the Company approves the request. No processing charges are assessed in connection with adjustments of a Policy, although an increase in face amount will result in Premium Expense Charges and Surrender Charges applicable to the increase. Increases in face amount made pursuant to a Cost of Living Rider, Salary Increase Rider or Extra Protection Increase Rider are not subject to the minimum increase amount or to evidence of insurability. See "Optional Insurance Benefits."

Termination and Reinstatement

    Failure to make a planned periodic premium or additional premium payments may cause termination of a Policy. A notice of impending termination of a Policy will be sent if:

    1. The Net Surrender Value of a Policy on any Monthly Date is less than the Monthly Policy Charge and, if the Policy has a Death Benefit Guarantee Rider, the death benefit guarantee premium requirement has not been satisfied; or

     2. During the 12 months following the Policy Date, the sum of the premiums paid is less than the Minimum Required Premium on a Monthly Date.

    The Minimum Required Premium on a Monthly Date is equal to (1) times (2) where:

    1.  Is the minimum monthly premium shown on the current data pages; and

    2.  Is one plus the number of complete months since the Policy Date.

    The notice of impending termination will show the 61-day Grace Period during which the Company will accept a payment required to keep the Policy in force. If a Grace Period begins because the net surrender value is less than the current Monthly Policy Charge, the minimum payment is three times the Monthly Policy Charge. If a Grace Period begins because the sum of the premiums paid is less than the Minimum Required Premium, the minimum payment is the past due Minimum Required Premium, which is:

    1.  The Minimum Required Premium due on the next following Monthly Date;

         LESS

    2.  The sum of the premiums paid since the Policy Date.

    If the Grace Period ends before the Company receives the past due Minimum Required Premium, the Company will pay to the policyowner any remaining value in the Policy, which would be the excess of (1) over (2) where:

     1. Is the net surrender value on the Monthly Date at the start of the Grace Period; and

     2. Is the two Monthly Policy Charges applicable during the Grace Period.

    In the event the 61-day Grace Period expires without a payment by the policyowner at least equal to the minimum payment, the Policy will terminate.

    Once a Policy has terminated as a result of insufficient value or failure to pay the Minimum Required Premium on a Monthly Date during the 12 months following the Policy Date, the policyowner may make a Written Request to reinstate the Policy at any time within three years after the date of termination, so long as the Insured is alive and it is prior to the Policy's Maturity Date. Satisfactory proof of insurability and payment of a reinstatement premium of at least the greater of (1) an amount that, after deduction of Premium Expense Charges, is sufficient to allow at least three Monthly Policy Charges; or (2) the past due Minimum Required Premium are required for reinstatement. Repayment or reinstatement of policy loans and loan interest which remained unpaid on the date the Policy terminated is also required.

Policy "Free Look"

    A policyowner has the limited right to return a Policy for cancellation and receive a refund of all premiums paid. The Written Request for cancellation, along with return of the Policy, must be made within 10 days (30 days if the Policy is issued in the state of California to a policyowner age 60 or over) after the Policy is received by the policyowner, within 10 days (30 days if the Policy is issued in the state of California to a policyowner age 60 or over) after written notice of this right is provided to the policyowner, or within 45 days after the policyowner completes the Policy application, whichever is later.

Distribution of the Policy

    The Company may offer the Policy in states and jurisdictions where it is licensed to sell this type of insurance product. The Policy will be sold by agents and brokers who represent the Company and are registered representatives of Princor Financial Services Corporation, the principal underwriter of the Policies, or registered representatives of other broker-dealers which Princor Financial Services Corporation selects and the Company approves.

Tax Consequences of the Policy

    The Policies will be treated as life insurance contracts under provisions of the Internal Revenue Code so long as certain definitional tests of Section 7702 of the Internal Revenue Code are met and so long as the investments of the Separate Account meet the diversification requirements of Section 817(h) of the Internal Revenue Code. The Company has designed the Policy to meet these criteria. Thus, the death benefit under a Policy should be fully excludable from the gross income of the beneficiary. In addition, the policyowner should not be taxed on any part of the Policy Value, unless in the first 15 years of a Policy a cash distribution is made as a result of a change in the benefits under (or in other terms of) the Policy, such as a partial or total surrender of Policy Value which causes a reduction in the face amount. Such a distribution will be taxable to the extent of income in the Policy, as limited by the applicable recapture ceiling as set out in Section 7702(f)(7)(C) or (D) of the Internal Revenue Code. Also, partial surrender may result in taxable income to the policyowner to the extent distributions (or deemed distributions) exceed total investments (generally premiums paid) in the Policy to the date of surrender. If, however, the Policy is considered a modified endowment contract under the terms of the Technical and Miscellaneous Revenue Act of 1988, all distributions under the Policy would be taxed on an "income first" basis. Most distributions received by a policyowner directly or indirectly (including policy loans, total or partial surrenders or the assignment or pledge of any portion of the Policy Value) would be includable in gross income to the extent that the Policy Value of the Policy exceeds the policyowner's investment in the contract. (See "Tax
Considerations.") Policyowners are advised to consult with their own tax advisors regarding tax treatment of the Policies.

DESCRIPTION OF PRINCIPAL MUTUAL LIFE INSURANCE COMPANY (The "Company")

    Principal Mutual Life Insurance Company is a mutual life insurance company with its home office at The Principal Financial Group, Des Moines, Iowa 50392, telephone number (515) 247-5111. It was originally incorporated under the laws of the State of Iowa in 1879 as Bankers Life Association, changed its name to Bankers Life Company in 1911 and changed its name to Principal Mutual Life Insurance Company in 1986. It is a member of The Principal Financial Group, a diversified family of insurance and financial services companies.

    Principal Mutual Life Insurance Company is authorized to do business in the 50 states of the United States, the District of Columbia, the Commonwealth of Puerto Rico, and the Canadian Provinces of Alberta, British Columbia, Manitoba, Ontario and Quebec. The Company offers a full range of products and services for businesses, groups and individuals including individual insurance, pension plans and group/employee benefits. During the year ended December 31, 1995, the Company ranked in the upper one percent of life insurers in assets and premium income. The Company has consistently received excellent ratings from the major rating firms based upon the Company's claims paying ability. As of December 31, 1995, the Company had $__._ billion in assets under management and served more than _._ million individuals and their families.

PRINCIPAL MUTUAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

    The Separate Account was established on November 2, 1987, pursuant to a resolution of the Executive Committee of the Board of Directors of the Company. Under Iowa insurance law the income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account without regard to the other income, gains or losses of the Company. The assets of the Separate Account, equal to the reserves and other liabilities arising under the Policies, are not chargeable with liabilities arising out of any other business conducted by the Company. In addition, all income, gains or losses, whether or not realized, and expenses with respect to a Division shall be credited to or charged against that Division without regard to income, gains or losses, or expenses of any other Division. The assets of the Separate Account are held with relation to the Policies described in this Prospectus and other policies issued by the Company. All obligations arising under Policies, including the promise to make benefit payments, are general corporate obligations of the Company. The Separate Account is organized as a unit investment trust under the Investment Company Act of 1940.

    The Company is taxed as a life insurance company under the Tax Reform Act of 1984, as amended. The operations of the Separate Account are part of the total operations of the Company, but are treated separately for accounting and financial statement purposes and are considered separately in computing the Company's tax liability.

    The Separate Account is not affected by federal income taxes paid by the Company. The Company reserves the right to charge the Separate Account with, and create a reserve for, any tax liability which the Company determines may result from maintenance of the Separate Account. To the best of the Company's knowledge there is no current prospect of such liability.

Separate Account Divisions

    A policyowner may direct the Company to allocate Net Premium Payments among the Divisions which invest exclusively in shares of a corresponding Mutual Fund. Some of these Mutual Funds also offer their shares to variable annuity separate accounts of the Company ("Mixed Funding") and to variable annuity and variable life separate accounts of unaffiliated insurance companies ("Shared Funding"). The potential risks associated with "Mixed and Shared Funding" are disclosed in the Mutual Fund prospectuses. The Mutual Funds in which the Divisions invest, and the investment adviser of each Mutual Fund, are provided in the following table.

                                   Mutual Fund In
                              Which Division Invests                                 Mutual Fund
        Division              and Investment Adviser                            Investment Objective

Aggressive Growth Division    Principal Aggressive Growth Fund;       Seeks long-term capital appreciation by
                              Morgan Stanley Asset Management, Inc.   investing primarily in growth-oriented common
                              through a sub-advisory agreement.       stocks of medium and large capitalization
                                                                      U.S. corporations and, to a limited extent,
                                                                      foreign corporations.

Asset Allocation Division     Principal Asset Allocation Fund;        Seeks a total investment return consistent with the
                              Morgan Stanley Asset Management, Inc.   preservation of capital.
                              through a sub-advisory agreement.

Balanced Division             Principal Balanced Fund;                Seeks a total return consisting of current income and
                              Invista Capital Management, Inc.        capital appreciation while assuming reasonable risks in
                              through a sub-advisory agreement.       furtherance of the investment objective.

Bond Division                 Principal Bond Fund;                    Seeks to provide as high a level of income as is
                              Princor Management Corporation.         consistent with preservation of capital and prudent
                                                                      investment risk.

Capital Accumulation Division Principal Capital Accumulation Fund;    Seeks to achieve primarily long-term capital appreciation
                              Princor Management Corporation.         and secondarily growth of investment income through the
                                                                      purchase primarily of common stocks, but the Fund may invest in other securities.

Emerging Growth Division      Principal Emerging Growth Fund;         Seeks growth of capital through the purchase primarily of
                              Princor Management Corporation.         common stocks, but the Fund may invest in other securities.

Government Securities         Principal Government Securities Fund;   Seeks a high level of income, liquidity and safety of
Division                      Princor Management Corporation.         principal through the purchase of obligations issued or
                                                                      guaranteed by the United States Government or its agencies, with emphasis on Government National Mortgage Association
                                                                      Certifications ("GNMA Certificates"). Fund shares are not
                                                                      guaranteed by the United States Government.

Growth Division               Principal Growth Fund;                  Seeks growth of capital through the purchase primarily
                              Invista Capital Management, Inc.        of common stocks, but the Fund may invest in other securities.

Money Market Division         Principal Money Market Fund;            Seeks as high a level of income available from
                              Princor Management Corporation.         short-term securities as is considered consistent
                                                                      with preservation of principal and maintenance of liquidity by investing all of its assets in a portfolio of money
                                                                      market instruments.

World Division                Principal World Fund;                   Seeks long-term growth of capital by investing in a
                              Invista Capital Management, Inc.        portfolio of equity securities of companies domiciled in
                                                                      any of the nations of the world.

Fidelity Contrafund Division  Fidelity Contrafund Portfolio;          Seeks long-term capital appreciation.
                              Fidelity Management and
                              Research Company.

Fidelity Equity-Income        Fidelity Equity-Income Portfolio;       Seeks reasonable income by investing primarily in
Division                      Fidelity Management and                 income-producing equity securities.
                              Research Company.

Fidelity High Income Division Fidelity High Income Portfolio;         Seeks a high level of current income by investing primarily
                              Fidelity Management and                 in high yielding, lower quality, fixed income securities,
                              Research Company.                       while also considering growth of capital.


    Policyowners make their own decisions on the allocations to and between the Divisions based upon their unique circumstances and perceptions of economic conditions. Additional information concerning these Mutual Funds, including their investment policies and restrictions, investment management fees and expenses, is given in the prospectuses which accompany, and should be read in conjunction with, this Prospectus.

    Underlying Mutual Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each underlying Mutual Fund's investment adviser for managing the underlying Mutual Fund and selecting its portfolio of securities. Other underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the underlying Mutual Fund. The management fees and other expenses for each underlying Mutual Fund for its most recently completed fiscal year, expressed as a percentage of the underlying Mutual Fund's average assets, are as follows:

                                         Management      Other            Total
Mutual Fund                                 Fees       Expenses         Expenses

Principal Aggressive Growth Fund             0.80        0.15              0.95
Principal Asset Allocation Fund              0.80        0.11              0.91
Principal Balanced Fund                      0.60        0.09              0.69
Principal Bond Fund                          0.50        0.09              0.59
Principal Capital Accumulation Fund          0.49        0.02              0.51
Principal Emerging Growth Fund               0.65        0.07              0.72
Principal Government Securities Fund         0.50        0.05              0.55
Principal Growth Fund                        0.50        0.15              0.65
Principal Money Market Fund                  0.50        0.10              0.60
Principal World Fund                         0.75        0.15              0.90
Fidelity Contrafund Portfolio
Fidelity Equity-Income Portfolio                                           0.60
Fidelity High-Income Portfolio                                             0.71

PURCHASING A POLICY

Purchase Procedures

     To apply for a Policy, a completed application, including any required supplements, must be submitted to the Company through the agent or broker selling the Policy. If interim coverage is desired, a payment of at least the required minimum initial premium amount must be submitted with the completed application. The required minimum initial premium amount for any Policy (including a Policy issued on an application submitted without an accompanying payment) is equal to the minimum monthly premium shown on the Policy's current data pages. The minimum monthly premium is the amount that, if paid, will keep the Policy in force for one month, taking into account the Policy's current Monthly Policy Charge and Surrender Charge. The Company generally will not issue policies to insure persons over age 85 for regularly underwritten Policies and age 70 for guaranteed issue, expanded non-medical and batch underwriting Policies. Applicants for insurance must furnish satisfactory evidence of insurability. Acceptance is subject to the Company's insurance underwriting guidelines and suitability rules. The Company reserves the right to reject any application or related premium if in the view of the Company, the Company's insurance underwriting guidelines and suitability rules and procedures are not satisfied. The minimum face amount for a Policy at issue is $50,000 ($25,000 for guaranteed issue, batch underwriting and expanded non-medical Policies). The Company reserves the right to revise its rules from time to time to specify either a higher or a lower minimum face amount.

    If a payment in at least the required minimum initial premium amount is submitted with the completed application, then a conditional receipt is given to the applicant, reflecting receipt of the initial payment and outlining any interim conditional insurance coverage provided by the conditional receipt.

    If the Company determines to issue a Policy then a Policy Date will be established. Policy Years and Anniversaries will be determined from the Policy Date regardless of when the Policy is delivered. The Company does not date Policies on the 29th, 30th, or 31st day of any month. Policies which otherwise would be dated on these days except for this rule will be dated on the 28th of the month. The Policy Date is shown on the Policy's current data pages.

    Upon specific Written Request of the applicant in the application and subject to the Company's approval, a Policy may be issued with a backdated Policy Date. The Policy Date may not be more than three months prior to the date of the application or such shorter maximum backdating period as required by state law. Monthly Policy Charges will be assessed for the period the Policy is backdated.

    Each Policy also has an Effective Date. The Policy Date and the Effective Date will be the same unless (i) a backdated Policy Date is requested, (ii) the application was not accompanied by a payment in an amount equal to or greater than the minimum monthly premium, or (iii) additional premiums or application amendments are required. In such cases, the Effective Date will be the date on which the required premiums have been received at the Company's home office and any application amendments have been received, reviewed, and accepted in the Company's home office.

    No insurance under a Policy will take effect until actual physical delivery to and acceptance of a Policy by the applicant. If the proposed insured dies before actual physical delivery to and acceptance of a Policy by the applicant, there will be no coverage under the Policy and coverage will be determined solely under the terms of the conditional receipt, if any, given to the applicant.

Payment Of Premiums

    Premiums must be paid to the Company at its home office. There is no fixed schedule of premium payments on a Policy, either as to the amount or timing of the payments, although a minimum premium is required during the first twelve Policy months (the "Minimum Required Premium"). A policyowner may determine, within specified limits, the planned periodic premium schedule for the Policy. These limits will be set forth by the Company and will include a minimum initial premium payment. Planned periodic premium schedules may provide for annual, semiannual, quarterly or monthly payments. A "pre-authorized withdrawal" allows the Company to deduct premiums, on a monthly basis, from the policyowner's checking or other financial institution account. The policyowner is not required to pay planned periodic premiums. Failure to make any premium payment will not necessarily result in termination of a Policy provided that (1) any Minimum Required Premium is paid and the Policy's net surrender value equals or exceeds the Monthly Policy Charge on the current Monthly Date or (2) the Death Benefit Guarantee Rider is in effect. Likewise, payment of premiums in accordance with the planned periodic premium schedule does not guarantee that the Policy will stay in force if the Policy's net surrender value is not at least equal to the current Monthly Policy Charge on the Monthly Date, unless such premiums meet the death benefit guarantee premium requirement.

    The Company will send premium reminder notices in accordance with planned periodic premium schedules to policyowners who are on annual, semi-annual or quarterly premium payment schedules. Premium payments may also be made by unscheduled premium payment made to the Company at its home office or by payroll deduction where allowed by law and approved by the Company.

Premium Limitations

    In no event can the total of all premiums paid exceed the current maximum premium limitations required by the Internal Revenue Code in order to qualify a Policy as a life insurance contract. The premium limitations are imposed in order to assure favorable federal income tax treatment of the Policy and its death benefit. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, the Company will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the maximum premium limitations specified in the Internal Revenue Code. No premium payment may be less than $30, except the minimum monthly premium for Policies issued to insure persons ages 0 to 14 may be no less than $15. Premium payments less than the minimum amount will be returned to the policyowner.

     It is possible a premium payment could increase a Policy's death benefit by more than it increases the Policy Value because of the manner in which the Policy's death benefit is calculated. In order to qualify a Policy as a life insurance contract under provisions of the Internal Revenue Code, the death benefit must be at least equal to an applicable percentage of the Policy Value. This percentage is 250% for insureds age 40 and under and grades down to 100% for insureds age 95. For example, a hypothetical Policy insuring the life of a 35-year old with a Policy Value of $20,000 must have a death benefit in at least the amount of $50,000 ($20,000 x 250%, the applicable percentage). Suppose a premium is paid that, after deduction of the Premium Expense Charge, increases this hypothetical Policy Value by $1,000. The Internal Revenue Code test requires that the death benefit for the hypothetical Policy be at least $52,500 ($21,000 x 250%). Hence, if the death benefit before the premium were $50,000, the $1,000 increase in Policy Value would produce a $2,500 increase in the death benefit of this hypothetical Policy. In such a situation where a premium payment increases a Policy's death benefit by more than it increases the Policy Value, the Company reserves the right to refund the premium payment. Evidence of insurability under the Company's current underwriting guidelines then in effect may be required before acceptance of any such premium.

Allocation Of Premiums

    The initial Net Premium Payment and any additional premiums received at the home office of the Company during the first 20 days from the Effective Date are allocated to the Money Market Division of the Separate Account at the end of the Valuation Period during which such premiums are received. On the 21st day from the Effective Date, Policy Value held in the Money Market Division is automatically transferred to the Divisions of the Separate Account or to the Fixed Account, or both, in accordance with the policyowner's direction for allocation of premium payments. If the 21st day from the Effective Date is not a Business Day, then the transfer will occur on the first Business Day after the 21st day from the Effective Date.

    Premium payments received after expiration of the initial 20-day period described above are allocated among the Divisions, the Fixed Account, or both in accordance with the directions in the application for the Policy. For each Division and the Fixed Account, the allocation percentage must be zero or a whole number not less than ten. The sum of the percentages for all the Divisions and the Fixed Account must equal 100. The policyowner may change the allocation of future premium payments among the Divisions and the Fixed Account without payment of any fee or penalty, at any time, by Written Request to the Company or by telephone as described below. Allocation percentages must be approved by the Company. Changes in allocation percentages will be effective at the end of the Valuation Period in which the Company receives the policyowner's request.

Policy "Free Look"

    The policyowner has a limited right to return the Policy for cancellation and receive a refund in an amount equal to the premiums paid. The request to cancel a Policy must be in writing. The Written Request and the Policy must be personally delivered or mailed to the home office of the Company or to the agent or broker who sold the Policy before the later of:

    o 10 days (30 days for Policies issued in the state of California to policyowners over the age of 60) after the Policy is received by the policyowner;

    o 10 days (30 days for Policies issued in the state of California to policyowners over the age of 60) after a written notice is delivered to the policyowner which tells about the cancellation right; or

    o    45 days after the policyowner completes the application.

    If a policyowner requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If an increase is cancelled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place.

    The refunded amount will ordinarily be disbursed by the Company to the policyowner within seven days after the request for cancellation is received in the Company's home office. (See "Postponement of Payments." )

VALUES AND POLICY FEATURES WHILE THE POLICY IS IN FORCE

Policy Values

    A Policy has a Policy Value, a portion of which is available to the policyowner by taking a policy loan or upon total or partial surrender of the Policy. See "Policy Loans" and "Total and Partial Surrenders" below. The Policy Value may also affect the amount of the death benefit. See INSURANCE BENEFIT - "Death Benefit Options." This Policy Value at any time is equal to the sum of the Values in the Investment Accounts, the Fixed Account and the Loan Account. The following discussion relates only to the Investment Accounts. Policy loans are discussed under "Policy Loans" and the Fixed Account is discussed under "The Fixed Account." The portion of the Policy Value based on the Investment Accounts is not guaranteed and will vary each Business Day with the investment performance of the underlying Mutual Funds.

    An Investment Account is established under each Policy for each Division of the Separate Account to which Net Premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding Division. The value of the Investment Account established for a particular Division is equal to the number of Units of that Division credited to the Policy times the value of those Units.

    Units of a particular Division are credited to a Policy when Net Premiums are allocated to that Division or amounts are transferred to that Division. Units of a Division are cancelled when amounts are deducted, transferred or withdrawn from the Division. The number of Units credited or cancelled for a specific transaction is based on the dollar amount of the transaction divided by the value of the Unit at the end of the Business Day on which the transaction occurs. The number of Units credited with respect to a premium payment will be based on the applicable Unit values at the end of the Business Day on which the premium is received at the Company's home office.

    Units are valued at the end of each Business Day. A Business Day is deemed to end at the time of the determination of the net asset value of the Mutual Fund shares. When an order involving the crediting or cancelling of Units is received at the Company's home office after the end of a Business Day or on a day which is not a Business Day, the order will be processed on the basis of Unit values determined at the end of the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made at the end of the next Business Day.

    The value of a Unit of each Division was initially fixed at $10. For each subsequent Business Day the Unit value is determined by multiplying the Unit value for the preceding Business Day by the "net investment factor" for the particular Division for such subsequent Business Day. The net investment factor for a Division for any Business Day is equal to (a) divided by (b), where:

     (a) is the net asset value of the underlying Mutual Fund shares held by that Division at the end of such Business Day before any policy transactions are made that day; and

     (b) is the net asset value of the underlying Mutual Fund shares held by that Division at the end of the immediately preceding Business Day after all policy transactions have been made for that day.

    The Company reserves the right to adjust the above formula for any taxes determined by it to be attributable to the operations of the Division.

Transfers

    The policyowner may transfer amounts among the Investment Accounts and the Fixed Account on either an unscheduled or a scheduled basis. The effective date of a transfer is the date the request is received at the home office of the Company.

    Transfers From an Investment Account

        Unscheduled Transfers. Transfers of amounts from one Investment Account to another or to the Fixed Account can be made by the policyowner. A transfer from an Investment Account to the Fixed Account may not be made if a transfer from the Fixed Account to an Investment Account has been made within the six-month period prior to the date of the requested transfer or if immediately after the transfer to the Fixed Account the policyowner's Fixed Account Value exceeds $1 million. The amount to be transferred may be stated as a dollar amount or as a percentage of the value of the Investment Account from which the transfer is to be made. The amount transferred from each Investment Account must equal or exceed the lesser of $100 or 100% of the policyowner's interest in the Investment Account. Transfers may be completed by sending a Written Request to the Company at its home office, or by telephone as described below. (See "Service Available by Telephone.")

        All or part of the values in one or more Investment Accounts may be transferred at one time. Transfers from an Investment Account will be executed and values will be determined in connection with the transfers at the next computed Unit value after the Company receives the transfer request. There is currently no charge for the transfer but the Company reserves the right to impose charges (not to exceed $25 per transfer) on unscheduled transfers after the twelfth such transfer during a Policy Year. For this purpose, all transfers between and among the Investment Accounts and the Fixed Account will be treated as one transfer, if all the transfer requests are made at the same time as part of one request. The Company also reserves the right to reject transfer instructions provided by a person providing them for multiple contracts.

        Scheduled Transfers. The policyowner may elect to have automatic transfers completed on a periodic basis from any Investment Account. Scheduled transfers may be initiated from an Investment Account only if the value of the Investment Account equals or exceeds $2,500 when scheduled transfers begin. A policyowner may establish scheduled transfers by sending a Written Request to the Company at its home office or by telephone. (See "Service Available by Telephone.") Scheduled transfers will be completed on a monthly, quarterly, semiannual or annual basis beginning on the Monthly Date following the date the Company receives the Written Request. Scheduled transfers of the dollar amount specified by the policyowner (minimum of $100) will continue until the Policy Value in the Investment Account from which such transfers are made is exhausted or until the policyowner notifies the Company to discontinue such transfers. The Company reserves the right to limit the number of Investment Accounts from which transfers will be made simultaneously, but in no event will such limitation be less than two Investment Accounts.

    Transfer From The Fixed Account

    Transfers from of the Fixed Account have special limitations which are described below. A policyowner may not make both an unscheduled transfer and scheduled transfers from the Fixed Account during the same Policy Year.

        Unscheduled Transfer. An unscheduled transfer in an amount not to exceed 25% of the policyowner's Fixed Account value as of the later of the Policy Date or the last Anniversary, may be made each Policy Year during the 30-day period following the Policy Date or Anniversary. A transfer request must be made by the policyowner within such 30-day period. The minimum transfer amount is $100 (or, if less, the entire amount of the Fixed Account value).

        Scheduled Transfers. The policyowner may elect to have automatic transfers completed on a monthly basis from the Fixed Account to one or more Investment Accounts. Scheduled transfers are available from the Fixed Account only if the policyowner's Fixed Account value equals or exceeds $2,500 at the time scheduled transfers begin. (The Company reserves the right to change that amount but it will never exceed $10,000.) A policyowner may establish scheduled transfers by sending a Written Request to the Company at its home office or by telephone. Scheduled transfers will be completed on a monthly basis on the Monthly Date following the date the Company receives the Written Request. Scheduled monthly transfers of an amount equal to 2% of the policyowner's Fixed Account value as of the later of the Policy Date or the last Anniversary will continue until the Fixed Account value is exhausted or until the policyowner notifies the Company to discontinue the scheduled transfers. If the policyowner discontinues the scheduled transfers, transfers may not begin again until six months after the date of the last scheduled transfer.

Policy Loans

    So long as a Policy remains in effect and the Policy has Net Surrender Value, a policyowner may borrow money from the Company using the Policy as the only security for the loan. The maximum amount that may be borrowed is 90% of the Net Surrender Value of the Policy as of the date a loan request is processed at the Company's home office.

    The minimum amount of any policy loan is $500. Proceeds of policy loans ordinarily will be disbursed within seven days from the date of receipt of a Written Request at the Company's home office. (See "Postponement of Payments." )

    When a policy loan is taken, a portion of the Policy Value equal to the amount of the loan is transferred from the Fixed Account and/or the Investment Accounts to the Loan Account in the proportion requested by the policyowner. If no request for allocation of the loaned amount is made by the policyowner, the loan amount will be withdrawn in the same proportion as the allocation used for the most recent Monthly Policy Charge. Any loan interest that is due and unpaid will be transferred in the same manner. The Loan Account will be credited interest from the date of transfer. During the first ten Policy Years, the Loan Account will earn interest at an annual rate of six percent. After the tenth Policy Anniversary, the Loan Account will earn interest at an annual rate of 7.75%. Loan repayments will be allocated among the Fixed Account and the Investment Accounts in the proportion currently designated by a policyowner for the allocation of premium payments. A Policy's Loan Account is part of the Company's General Account.

    The Company charges interest on policy loans. Interest accrues daily and is due and payable at the end of the Policy Year. Any interest not paid when due is added to the loan principal and bears interest at the same rate. Adding unpaid interest to the loan principal will cause additional amounts to be withdrawn from the Fixed Account and/or Investment Accounts in the same manner as described above for loans. Amounts withdrawn for unpaid loan interest will be transferred to the Loan Account.

    Unpaid policy loans and loan interest reduce the Policy's net surrender value and may cause it to be less than the Monthly Policy Charges on a Monthly Date. If on any Monthly Date the net surrender value is not sufficient to pay the Monthly Policy Charges, the 61-day Grace Period provision will apply. (See "Policy Termination.")

    So long as a Policy remains in force, policy loans and loan interest may be repaid in whole or in part at any time during the Insured's life. The minimum loan repayment amount is $30. If the policyowner does not designate a payment as a premium payment or if the Company cannot identify it as a premium payment, the Company will apply the payment received as a loan repayment if a loan is outstanding. Loan Account values equal to the loan repayment will be transferred to the Fixed Account and/or Investment Accounts in the proportion currently designated by a policyowner for the allocation of premium payments. Any policy loan, whether repaid or not, is likely to have a permanent effect on the Policy Value. If the policy loan had not been made, the Policy Value would have reflected the investment experience of the Investment Accounts and/or the interest credited to the Fixed Account. Any policy loans and loan interest are subtracted from life insurance proceeds payable at the insured's death, from surrender value upon total surrender or termination of a Policy when a Grace Period expires without sufficient premium payment, and from the Policy Value payable at maturity.

Total and Partial Surrenders

    A Policy has a Surrender Value and a Net Surrender Value. The Surrender Value of a Policy is the Policy Value less the Surrender Charge. The Net Surrender Value of a Policy is its Surrender Value less any loans and loan interest. While the Policy is in effect, a policyowner may elect to surrender the Policy and receive its Net Surrender Value as of the date the Company receives the policyowner's Written Request at its home office. A Surrender Charge is imposed upon total surrender of a Policy which occurs at any time within the first ten years after the Policy Date. In addition, if total surrender of a Policy occurs at any time within the first ten years after the adjustment date of a face amount increase, a Surrender Charge attributable to the face amount increase will be imposed. (See "Surrender Charge.")

     After the first Policy Anniversary and so long as a Policy is in effect, a policyowner may request a partial surrender of the Policy Value, but no more than two times per Policy Year. The minimum amount of a partial surrender is $500 and the maximum amount that may be surrendered in a Policy Year is 75% of the net surrender value as of the date of the first partial surrender. A transaction charge of the lesser of $25 or two percent of the amount surrendered is imposed on each partial surrender, which is intended to cover the administrative costs of processing the partial surrender. No Surrender Charge is assessed upon a partial surrender. The Policy Value is reduced by the amount of the partial surrender plus the amount of the transaction charge. If the Option 1 death benefit is in effect at the time of a partial surrender, then the Policy face amount also is reduced by the amount of the partial surrender and the transaction charge.

    A policyowner may designate the amount of the partial surrender and transaction charge to be withdrawn from the Fixed Account and/or each Investment Account. If no designation is made, the amount of the partial surrender and the transaction charge will be withdrawn in the same proportion as the allocation instruction in effect for the Monthly Policy Charge. The amount surrendered will be withdrawn from the Policy on a last in, first out basis.

    Proceeds from partial or total surrender of a Policy will ordinarily be disbursed within seven days from the date of receipt of a Written Request at the Company's home office. (See "Postponement of Payments.")

DEATH BENEFITS AND RIGHTS

Death Proceeds

    As long as a Policy remains in force, the Company will, upon proof of the Insured's death, pay the death proceeds under the Policy to the named beneficiary in accordance with the designated death benefit option. The death proceeds, determined as of the date of the Insured's death, are: the death benefit described below, plus the proceeds from any benefit rider on the Insured's life, less any unpaid loans and loan interest on the Policy, and less any overdue Monthly Policy Charges if the Insured died during a Grace Period. All or part of the death proceeds may be paid in cash or applied under one or more of the benefit options available under the Policy. The Company pays interest on the death proceeds from the date of death until date of payment or until applied under a benefit option. Interest on death proceeds is credited at a rate the Company determines, but not less than required by state law.

Death Benefit

    The Policy provides two death benefit options: Option 1 and Option 2. The policyowner designates the death benefit option in the application. Both Option 1 and Option 2 provide insurance protection combined with the opportunity for increasing Policy Value. Under Option 1, the amount of death benefit remains level (until the Policy Value exceeds certain limits). Under Option 2, the total death benefit increases as the Policy Value increases. Thus, Option 1 emphasizes the growth of Policy Value while Option 2 emphasizes the total available death benefit.

      Option 1

      The death benefit is the greater of the Policy's current face amount or the Policy Value on the date of death multiplied by the applicable percentage.

      Option 2

      The death benefit is the greater of the Policy's current face amount plus its Policy Value on the date of death or the Policy Value on that date multiplied by the applicable percentage.

Applicable Percentage

    The Policy provides that the death benefit is at least equal to the amount of insurance proceeds required by the Internal Revenue Code to qualify the Policy as a life insurance contract. That death benefit amount is calculated by multiplying the Policy Value by an applicable percentage set forth in the Internal Revenue Code based on the Insured's age. The applicable percentages are:

                        TABLE OF APPLICABLE PERCENTAGES*

                 (For ages not shown, the applicable percentages
               decrease by a pro rata portion for each full year.)
                                 Insured's Attained Age             %
-------------------------------------------------------           ---
                                         40 and under               250
                                         45                         215
                                         50                         185
                                         55                         150
                                         60                         130
                                         65                         120
                                         70                         115
                                         75 through 90              105
                                         95                         100

*The Company has reserved the right, where allowed by law, to change or delete the applicable percentages as required by amendments to the Internal Revenue Code.

    Illustration of Option 1. Assume that the Insured's attained age at the time of death is between 20 and 40, that there are no unpaid policy loans or loan interest at the time of death, and that the face amount of the Policy is $50,000.

    Under Option 1, because the death benefit will be equal to or greater than 250% of the Policy Value under this illustrative Policy, any time the Policy Value of the Policy exceeds $20,000, the death benefit will exceed the Policy's $50,000 face amount. Each additional dollar added to Policy Value above $20,000 will increase the death benefit by $2.50. Similarly, any time Policy Value exceeds $20,000, each dollar taken out of Policy Value will reduce the death benefit by $2.50. If, for example, the Policy Value is reduced from $24,000 to $20,000 because of charges or negative investment performance, the death benefit will be reduced from $60,000 to $50,000. If, however, at any time in this illustration 250% of the Policy Value is less than $50,000 and no partial surrenders have been made, the death benefit will equal $50,000. A partial surrender causes the face amount to decrease by the amount of the partial surrender and the transaction charge.

    Illustration of Option 2. Assume that the Insured's attained age at the time of death is between 20 and 40, that there are no policy loans or loan interest unpaid at the time of death, and that the face amount of the Policy is $50,000.

    Under Option 2, a Policy with an Policy Value of $10,000 will have a death benefit of $60,000 ($50,000 + $10,000); a Policy Value of $30,000 will yield a death benefit of $80,000 ($50,000 + $30,000). The death benefit under this illustrative Policy, however, must be at least equal to 250% of Policy Value (Policy Value plus 150% of Policy Value). As a result, if the Policy Value of the Policy exceeds $33,334, the death benefit will be greater than the face amount plus Policy Value. Each additional dollar of Policy Value above $33,334 will increase the death benefit by $2.50. A contract on a 40-year old Insured that has an Policy Value of $40,000 will provide a death benefit of $100,000 (250% x $40,000). Similarly, any time Policy Value exceeds $33,334, each dollar taken out of Policy Value reduces the death benefit by $2.50. If, for example, the Policy Value is reduced from $40,000 to $34,000 because of partial surrenders, charges, or negative investment performance, the death benefit will be reduced from $100,000 to $85,000. If, however, at any time in this illustration 250% of the Policy Value were less than $50,000 plus Policy Value, the death benefit would be $50,000 plus the Policy Value of the Policy.

    The Company guarantees that, so long as the Policy remains in force, the death benefit under either death benefit option will never be less than the current face amount of the Policy. However, the death proceeds payable may be less than the death benefit in the event of policy loans, unpaid loan interest or overdue Monthly Policy Charges.

Change in Death Benefit Option

    A policyowner may make a Written Request to change the death benefit option on or after the first Policy Anniversary. Only two changes in death benefit option are allowed per Policy Year. There are no charges or fees for changing the death benefit option. Any Written Request for change in death benefit option must be approved by the Company. The effective date of any change will be the Monthly Date that coincides with or next follows the day the request for change is approved by the Company. A change in death benefit option will affect future cost of insurance charges.

    If the death benefit option is changed from Option 1 to Option 2, the new face amount will be the old face amount decreased by the Policy Value as determined on the effective date of the change. This change will not be allowed if it will result in a face amount less than the minimum face amount of $50,000. Changing from Option 1 to Option 2 may require evidence of insurability satisfactory to the Company that the Insured is insurable for the new death benefit under its underwriting guidelines then in effect.

    If the death benefit option is changed from Option 2 to Option 1, the new face amount will be the old face amount increased by the Policy Value as determined on the effective date of the change. Changing from Option 2 to Option 1 does not require evidence of insurability.

Adjustment Options

    A policyowner may make a Written Request to increase the face amount of a Policy at any time, so long as the Policy is not in a Grace Period or a policyowner is not receiving benefits under a waiver rider. See "Optional Insurance Benefits." A policyowner may make a Written Request to decrease the face amount at any time on or after the first Policy Anniversary so long as the Policy is not in a Grace Period and Monthly Policy Charges are not being waived under a rider. Any Written Request for adjustment of face amount must be approved by the Company and is subject to these additional conditions:

      1. Any request for an increase in face amount must be applied for by a supplemental application and an adjustment application, signed by the policyowner and the insured, and shall be subject to evidence of insurability satisfactory to the Company under its underwriting guidelines then in effect. The minimum increase in face amount is $25,000. The age of the Insured must be 85 or less at the time of the request.

      2. A request for a decrease in face amount must be applied for by a supplemental application and an adjustment application, signed by the Policyowner and the Insured, and may not reduce the face amount of the Policy below $50,000.

      3. Any increase in face amount will be in a risk classification the Company determines.

      4. Any adjustment approved by the Company will become effective on the Monthly Date that coincides with or next follows the Company's approval of the request.

      If a payment in an amount greater than or equal to the adjustment conditional receipt premium deposit is submitted with the adjustment application, then a conditional receipt is given to the policyowner reflecting receipt of the payment and outlining any interim insurance coverage provided by the conditional receipt. The adjustment conditional receipt premium deposit is that amount calculated by the Company and provided to the policyowner in connection with the policyowner's request for a face amount increase. The adjustment conditional receipt premium deposit will be considered a premium payment for the Policy and will be allocated to the Divisions of the Separate Account or to the Fixed Account, or both, in accordance with the policyowner's existing directions for allocation of premium payments.

    Any increase in face amount will carry its own free look period and exchange right, which apply only to the increase in face amount, not the entire Policy. The policyowner has a limited right to cancel the face amount increase. The request to cancel a face amount increase must be in writing. The Written Request and the Policy data pages reflecting the increase must be personally delivered or mailed to the Company's home office or to the agent or broker who sold the face amount increase before the later of:

    * 10 days (30 days for Policies issued in the state of California to policyowners over age 60) after Policy data pages reflecting the increase are received by the policyowner;

    * 10 days (30 days for Policies issued in the state of California to policyowners over age 60) after a written notice is delivered to the policyowner which tells about the cancellation of face amount increase right; or

    * 45 days after the policyowner completes the application for the face amount increase.

    If a face amount increase is cancelled pursuant to this right or if the Company does not approve a requested face amount increase, the Company will restore to the Policy Value an amount equal to all Monthly Policy Charges attributable to the increase in face amount (including rider costs arising from the increase). The amount restored will be allocated among the Divisions of the Separate Account or the Fixed Account, or both, as if it were a Net Premium. This restoration will be made within seven days after the Company receives the request for cancellation on the appropriate form. In addition, the Surrender Charge will be adjusted, if necessary, so that it will be as though no increase in face amount had occurred.

    Net Premiums paid after an increase in face amount will be allocated to the Divisions of the Separate Account or the Fixed Account, or both, and will not be refunded following cancellation of the increase. Policyowners who request an increase in face amount should consider this in deciding whether to make any premium payments during the free look period for the increase.

    During the first 24 policy months following issuance of Policy data pages reflecting an increased face amount, but not while the Policy is in a Grace Period, the policyowner may exchange the increased face amount for any other form of fixed benefit individual life insurance policy (other than term insurance) currently made available by the Company for this purpose on the Insured's life. On the date of exchange, a portion of the Policy Value attributable to the increase will be transferred to the fixed benefit policy. The portion of the Policy Value attributable to the increase in face amount is determined by use of the ratio of guideline annual premiums for the increase to guideline annual premiums for the Policy, determined at the adjustment date for the face amount increase.

    Premium payments made under the Policy after exercise of this exchange right will be credited only to the Policy. A new Policy will be issued upon exercise of the exchange right which will require payment of its own premiums. A portion of any unpaid policy loan and loan interest may be required to be repaid prior to the exchange or transferred to the new Policy. In all other respects, this exchange right for face amount increases is the same as that available for the purchase of the Policy (See "Right to Exchange Policy." )

CHARGES AND DEDUCTIONS

    The Company will make certain charges and deductions to support the operation of the Policy and the Separate Account. Some charges will be deducted from premium payments as received, some charges will be deducted from the Policy Value on a monthly basis, and other charges will be deducted from the Policy Value upon total surrender or termination of a Policy. In addition, there are fees for the administrative costs involved in processing certain transfers and all partial surrenders of Policy Value.

Premium Expense Charge

     Upon receipt of each premium payment, the Company deducts a Premium Expense Charge. The Premium Expense Charge includes a charge of 2.20% for state and local taxes, a charge of 1.25% for federal taxes. The charge also includes a premium sales load charge of 2.75% for premium payments less than or equal to the Target Premium made during each of the first ten Policy Years and, with respect to premiums less than or equal to Target Premiums attributable to any face amount increase, made during each of the first ten years following the increase. Sales loads, including the sales load portion of the Surrender Charge more fully described below, are intended to compensate the Company for distribution expenses including registered representatives' commissions, the printing of prospectuses and sales literature, and advertising. The sales loads imposed in any Policy Year are not necessarily related to actual distribution expenses incurred in that year. Instead, the Company expects to incur the majority of distribution expenses in the early years of a Policy and to recover any deficiency over the life of a Policy. To the extent distribution expenses exceed sales loads (including the sales load portion of Surrender Charges, if any) in any year, the Company will pay them from its other assets or surplus in its general account, which includes amounts derived from mortality and expense risks charges and from mortality gains.

     The charges for state, local and federal taxes are expected to be sufficient to pay these taxes. However, if the Company incurs higher charges for state, local or federal taxes, or any other taxes are incurred, it may make an additional charge.

Monthly Policy Charge

    On each Monthly Date, the Company will deduct from the Policy Value an amount to cover certain charges and expenses incurred in connection with the Policy. The Monthly Policy Charge deduction is made only from the Policy Value held in the Fixed Account and/or Investment Accounts. No deduction is made from a Loan Account . The Monthly Policy Charge will be allocated among the Investment Accounts and the Fixed Account in accordance with policyowner instruction on the application for the Policy. The policyowner's choice of allocation percentages may be: (1) the same as the allocation percentages for premiums, (2) on a Prorated Basis or (3) any other method of allocation agreed upon by the policyowner and the Company. For the Fixed Account or each Investment Account, the allocation percentage must be zero or a whole number not less than ten nor greater than 100. The allocation percentages chosen by the policyowner must total 100. Requests for changes in allocation percentages are effective on the next Monthly Date following approval by the Company. If following the policyowner's instruction would not be possible on any Monthly Date due to insufficient value in the Fixed Account and/or Investment Accounts, Monthly Policy Charges will be deducted on a Prorated Basis. The deduction for the Monthly Policy Charge consists of a charge for the cost of insurance and a charge for any optional benefits added by rider, a monthly administration charge, and a mortality and expense risks charge.

    Cost of Insurance Charge

    The monthly cost of insurance charge is calculated as (1) multiplied by the result of (2) minus (3) where:

    (1) is the cost of insurance rate as described below divided by 1,000;

    (2) is the death benefit at the beginning of the policy month; and

    (3) is the Policy Value at the beginning of the policy month calculated as if the Monthly Policy Charges were zero.

    The cost of insurance rate is based on the sex, issue age and Attained Age and risk classification of the insured under the Policy. (For Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans, the cost of insurance is not based on the sex of the insured.) The rate will be determined by the Company based upon its expectations as to future mortality experience, but the rate will never exceed the rate shown in the Table of Monthly Guaranteed Cost of Insurance Rates set forth in the Policy. These guaranteed maximum rates are based on the 1980 Smoker and Nonsmoker Commissioners Standard Ordinary Mortality Tables. The table used will be male or female according to the sex of the insured (where allowed by law). Any change in current cost of insurance rates will apply to all individuals of the same age, sex and risk classification of the Insured. However, different maximum cost of insurance rates may apply to any face amount increases under a Policy.

    Administration Charge

    The current monthly administration charge for a Policy during the first Policy Year is an amount equal to $.40 for each $1,000 of Policy face amount, but not less than $6.00 per month and not greater than $16.67 per month. After the first Policy Year, the monthly administration charge for a Policy is currently set at $6.00 per month. The monthly administration charge is guaranteed not to exceed an amount equal to the greater of $.60 for each $1,000 of Policy face amount or $10.00 per month, but no more than $25.00 per month during the first Policy Year and no more than $10.00 per month after the first Policy Year. The Policy also provides for a contingent deferred administration charge which is a part of the Surrender Charge imposed upon total surrender or termination of a Policy when a Grace Period expires without sufficient premium payment. (See "Surrender Charge.") The monthly administration charge and the deferred administration charge reimburse the Company for the recurring administrative expenses related to the Policy and the Separate Account. These expenses are expenses other than sales expenses and include, for example, the cost of processing applications, conducting medical examinations, determining insurability, establishing policy records, premium reminders and collection, recordkeeping, processing death benefit claims and policy changes, reporting, and overhead costs. The Company does not expect to recover from the administration charges any amount above its accumulated expenses associated with the Policies and the Separate Account.

    Mortality and Expense Risks Charge

    The company deducts a monthly charge from the Policy Value for the mortality and expense risks it assumes under the Policies. This charge is made on each Monthly Date at an annual rate of .90% of the value of the Policyowner's Investment Accounts (after the fifth Policy Year, .35% if the Policy Value less the Loan Account value on the Monthly Date is equal to or greater than 20% of the face amount of the Policy). The mortality risk assumed is that lives insured may live for a shorter period of time than the Company estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than the Company estimated. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.

Transaction Charge

     A transaction charge of the lesser of $25 or 2% of the amount being surrendered is imposed on each partial surrender of Policy Value.

     A transaction charge of $25 may be imposed on each unscheduled transfer of Policy Value among the Investment Accounts exceeding twelve per Policy Year. All transfers with the same effective date count as one transfer.

Surrender Charge

    During the first ten Policy Years, the Company will assess a Surrender Charge upon total surrender of a Policy or termination of a Policy when a Grace Period expires without sufficient premium payment. In addition, the Company will assess a Surrender Charge upon surrender or termination of a Policy for insufficient premium payment which occurs during the first ten Policy Years after the adjustment date for a face amount increase. Thus, surrender of a Policy or termination of a Policy for insufficient value within the first ten Policy Years and within ten Policy Years after the adjustment date of a face amount increase will result in assessment of a composite Surrender Charge representing the charge imposed on the initial face amount and the charge imposed on the face amount increase. Surrender Charges do not decrease when the face amount of a Policy is decreased. No additional Surrender Charges apply when the death benefit under a Policy is changed from Option 2 to Option 1.

    The Surrender Charge is comprised of two parts: A contingent deferred sales charge and a contingent deferred administration charge.

    Contingent Deferred Sales Charge

The contingent deferred sales charge is equal to 47.75% of premiums paid up to a maximum of two Target Premiums. The contingent deferred sales charge portion of the Surrender Charge is assessed to recover sales expenses and is in addition to the 2.75% premium sales load charge which is deducted when premium payments are made.

    Contingent Deferred Administration Charge

    The contingent deferred administration charge is equal to $3 per $1,000 of Policy face amount. The contingent deferred administration charge portion of the Surrender Charge is intended to reimburse the Company for administrative expenses associated with the Policy and the Separate Account and is in addition to the monthly administration charge for a Policy.

    Surrender Charge Percentage

The Surrender Charge during any Policy Year is equal to the sum of the contingent deferred sales charge and the contingent deferred administration charge multiplied by the applicable surrender percentage as shown below.

 Policy Year of Surrender                       Surrender Charge Percentage
 ------------------------                       ---------------------------
                1-5                                    100.0%
                 6                                      83.3%
                 7                                      66.7%
                 8                                      50.0%
                 9                                      33.3%
                10                                      16.7%
                11+                                      0.0%

    If the face amount of a Policy is increased, Surrender Charges apply to the net increase in face amount as though a new Policy had been issued for an amount equal to the net increase. The net increase in face amount is equal to the increase in face amount less earlier decreases in face amount not offset against an earlier increase in face amount. The Surrender Charge applicable to face amount increase will be determined by multiplying the increase in the face amount, in thousands, by the contingent deferred administration charge ($3) and adding the increase in premium attributable to the face amount increase (up to a maximum of two Target Premiums) multiplied by the contingent deferred sales charge (47.75%). The sum of these amounts is then multiplied by the Surrender Charge percentage in the above table to determine the Surrender Charge.

    Surrender Charges following a Policy's reinstatement commence at the rate in effect at the time of the Policy's termination.

    Sales Charge Limitations

    If a Policy is surrendered or its face amount decreased at any time during the first two years after issuance or after an increase in face amount, the Company will forego taking that part of the deferred sales charge with respect to "premiums" paid for the initial face amount or such increase, whichever is applicable, which would cause the total sales load (Premium Expense Charge deducted from premium payments plus contingent deferred sales charge) to exceed the sum of (i) 30% of the premiums paid up to the lesser of one guideline annual premium or the maximum amount of premiums subject to the deferred sales charge plus (ii) 10% of the premiums paid in excess of one guideline annual premium, up to the lesser of two guideline annual premiums or the maximum amount of premiums subject to the deferred sales charge.

Other Charges

    Shares of the Mutual Funds are purchased by the corresponding Divisions at the shares' net asset values. The net asset value of Mutual Fund shares reflects the investment management fees and corporate operating expenses already deducted from the assets of the Mutual Funds. The current investment management fee and total operating expenses for each of the Mutual Funds is provided under the heading "Separate Account". These fees and expenses are fully described in the prospectus for each of the Mutual Funds.

Special Provisions for Group or Sponsored Arrangements

     Where permitted by state insurance laws, Policies may be purchased under group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals on a group basis. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

     The charges and deductions described above may be reduced for Policies issued in connection with group or sponsored arrangements. Such arrangements may include sales without premium sales load charges and/or Surrender Charges to employees, officers, directors, agents, immediate family members of the foregoing, and employees of agents of the Company and its subsidiaries. The Company will reduce the above charges and deductions in accordance with its rules in effect as of the date an application for a Policy is approved. To qualify for such a reduction, a group or sponsored arrangement must satisfy certain criteria as to, for example, size of the group, expected number of participants and anticipated premium payments from the group. Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the group or sponsored arrangements, the purposes for which Policies are purchased and certain characteristics of its members. The amount of reduction and the criteria for qualification will reflect the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying groups and sponsored arrangements.

    The Company may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policyowners and all other policyowners funded by the Separate Account.

    In addition, groups and persons purchasing under a sponsored arrangement may apply for flexible underwriting. If flexible underwriting is granted, the cost of insurance charge may increase as a result of higher anticipated mortality experience. Flexible underwriting programs currently available include batch underwriting, expanded non-medical underwriting and guaranteed issue underwriting.

THE FIXED ACCOUNT

Policyowners may allocate Net Premiums and transfer amounts from the Separate Account to the Fixed Account, in which case such amounts are held in the General Account of the Company. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for the aspects of the Policy involving the Separate Account and contains only selected information regarding the Fixed Account. More information regarding the Fixed Account may be obtained from the Company's home office or from a sales representative.

The Company's obligations with respect to the Fixed Account are supported by the Company's General Account. Subject to applicable law, the Company has sole discretion over the investment of the assets in the General Account.

The Company guarantees that Net Premiums allocated to the Fixed Account will accrue interest daily at an effective annual interest rate of not less than 3% compounded annually. In its sole discretion, the Company may credit a higher rate of interest.

Charges under the Policy are the same as when the Separate Account is being used, except that the mortality and expense risks charge is not imposed on amounts of Policy Value in the Fixed Account. The value of the Fixed Account on any Business Day is the sum of the Net Premiums allocated to the Fixed Account, plus any transfers from the Separate Account, plus interest credited to the Fixed Account, less surrenders, Surrender Charges, Monthly Policy Charges or transaction fees allocated to the Fixed Account or transfers to the Separate Account.

POLICY TERMINATION AND REINSTATEMENT

Policy Termination

    An initial minimum premium payment is required to commence coverage under a Policy. A minimum premium is required during the first twelve policy months (the "Minimum Required Premium"). A notice of impending termination of a Policy will be sent if during the 12 months following the Policy Date, the sum of the premiums paid is less than the Minimum Required Premium on a Monthly Date.

      The Minimum Required Premium on a Monthly Date is equal to (1) times (2) where:

      1. Is the minimum monthly premium shown on the current data pages ; and

      2. Is one plus the number of completed months since the Policy Date.

    Further, a notice of impending termination of a Policy will be sent if the net surrender value of the Policy is not at least equal to the Monthly Policy Charges on the current Monthly Date, and the death benefit guarantee premium requirement has not been satisfied. (See "Death Benefit Guarantee Rider".)

    The Grace Period begins when a notice of impending termination is mailed to a policyowner. The notice will be sent to the last post office address of the policyowner known to the Company. It will show the minimum payment required to keep the Policy in force. The notice will also show the 61-day period during which the Company will accept the required payment.

    If the Grace Period begins because the sum of the premiums paid is less than the Minimum Required Premium, the minimum payment is the past due Minimum Required Premium, which is:

    1.  The Minimum Required Premium due on the next following Monthly Date.

        LESS

    2.  The sum of the premiums paid since the Policy Date.

    If the Grace Period ends before receipt by the Company of the past due Minimum Required Premium, the Company will pay to the policyowner any remaining value in the Policy which would be the excess of (1) over (2) where:

     1. Is the Net Cash Surrender Value on the Monthly Date at the start of the Grace Period; and

    2.  Is the two Monthly Policy Charges applicable during the Grace Period.

    The refunded amount will ordinarily be disbursed by the Company to the policyowner within seven days after the request for cancellation is received in the Company's home office. (See "Postponement of Payments.")

    If the Grace Period begins because the Net Cash Surrender Value is less than the current Monthly Policy Charge, the minimum payment is three times the Monthly Policy Charge which was due and unpaid. This payment is intended to reimburse the Company for the Monthly Policy Charges during the 61-day Grace Period and provide sufficient Policy Value to pay the Monthly Policy Charge for the first Monthly Date following the Grace Period. There is no guarantee the amount requested at the beginning of the Grace Period will be sufficient to actually meet the three Monthly Policy Charges as they are processed. Should the Policy's Net Cash Surrender Value not at least equal the Monthly Policy Charges on any Monthly Date, a new 61-day Grace Period will commence.

    The Policy will continue in force through a Grace Period; but, if the required payment is not received by the Company during the 61-day period, the Policy will terminate as of the Monthly Date on or immediately preceding the start of the Grace Period. If the Insured dies during a Grace Period, the policy proceeds will be reduced by the amount of all Monthly Policy Charges due and unpaid at the Insured's death, as well as by loans and unpaid loan interest.

    A Policy will also terminate if the policyowner makes a total surrender of the Policy, the death proceeds under the Policy are paid or the maturity proceeds under the Policy are paid. When a Policy terminates for any reason, all policy privileges and rights of the policyowner under the Policy end.

Reinstatement

    A policyowner may, however, reinstate a Policy which terminated as a result of insufficient value or failure to pay the Minimum Required Premium on a Monthly Date during the 12 months following the Policy Date, subject to certain conditions. A Policy may be reinstated only prior to the Maturity Date and while the insured is alive. The application for reinstatement must be personally delivered or mailed to the Company at its home office within three years of a Policy's termination. (In some states, the Company is required by law to provide a longer period of time within which a Policy may be reinstated.) Satisfactory proof of insurability based upon the Company's underwriting guidelines then in effect and payment of a reinstatement premium of at least the greater of (1) an amount that, after deduction of Premium Expense Charges, is sufficient to allow at least three Monthly Policy Charges or (2) the past due Minimum Required Premium are required. Payment of Monthly Policy Charges for the period of termination is not required. If a policy loan or loan interest was unpaid at the time of termination, the Company will require repayment or reinstatement of the loan and any loan interest before permitting reinstatement of the Policy. Loan interest will not be charged for the period the Policy was terminated. Reinstatement will be effective on the next Monthly Date following the Company's approval of the reinstatement application. The Policy Date will remain the original Policy Date and will not be changed at reinstatement, although Surrender Charges for total surrender following reinstatement will resume at the rate charged at the time of the Policy's termination, as adjusted for the payment of past due premiums, if any. Upon reinstatement of a Policy, all the rights and privileges of the owner are restored.

OTHER MATTERS

Voting Rights

    The Company shall vote Mutual Fund shares held in the Separate Account at regular and special meetings of shareholders of each Mutual Fund, but will follow voting instructions received from persons having the voting interest in such Mutual Fund shares.

    The policyowner has the voting interest under a Policy. The policyowner shall have one vote for each $100 of Policy Value in the Divisions, with fractional votes allocated for amounts less than $100. The number of votes on which the policyowner has the right to instruct will be determined as of the date coincident with the date established by the Mutual Fund for determining shareholders eligible to vote at the meeting of the Mutual Fund. Voting instructions will be solicited by written communications prior to such meetings in accordance with procedures established by the Mutual Fund. The Company will vote other Mutual Fund shares held in the Separate Account, including those for which no instructions are received in the same proportion as it votes shares for which it has received instructions. All Mutual Fund shares held in the general account of the Company will be voted in proportion to instructions that are received with respect to participating contracts.

    If the Company determines pursuant to applicable law that Mutual Fund shares held in the Separate Account need not be voted pursuant to instructions received from persons otherwise having the voting interest as provided above, then the Company may vote Mutual Fund shares held in the Separate Account in its own right.

    The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that shares be voted so as to cause a change in subclassification or investment objective of the Mutual Fund, or disapprove an investment advisory contract of the Mutual Fund. In addition, the Company may disregard voting instructions in favor of changes initiated by a policyowner in the investment policy or the investment adviser of the Mutual Fund if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or the Company determines that the change would be inconsistent with the investment objectives of the Mutual Fund or would result in the purchase of securities for the Mutual Fund which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts created by the Company or any affiliates of the Company which have similar investment objectives. In the event that the Company does disregard voting instructions, a summary of that action and the reason for such actions will be included in the next semiannual report to policyowners.

Statement of Values

    The Company will mail an annual statement to the policyowner after the end of each Policy Year until the Policy terminates. The statement will show:

    1.  the current death benefit;
    2.  the current Policy Value and surrender value;
    3.  all premiums paid since the last statement;
    4.  all charges since the last statement;
    5.  any Policy loans and loan interest;
    6.  any partial surrenders since the last statement;
    7.  the number of Units and Unit value;
    8.  the total value of each of the policyowner's Investment Accounts; and
    9.  any investment gain or loss since the last statement.
   10.  the designated beneficiary or beneficiaries;
   11.  all riders included with the Policy; and
   12.  a detailed summary of activity which occurred during the Policy Year.

    Any policyowner may request at any time a current statement of account values, transactions and activities by telephoning 1-800-852-4450.

    The Company will also send to the policyowner the reports required by the Investment Company Act of 1940.

Service Available by Telephone

    Unless telephone transaction services are declined on the supplemental application for a Policy, or at any subsequent time the policyowner notifies the Company in writing to remove telephone transaction services, certain transactions, including transfers permitted by the Policy, changes in the allocation of future premium payments and changes in allocation of the Monthly Policy Charge, may be made pursuant to telephone instructions. The telephone transactions may be exercised by telephoning 1-800-852-4450. Telephone transfer requests must be received by the close of the New York Stock Exchange on a day when the Company is open for business to be effective that day. Requests made after that time or on a day when the Company is not open for business will be effective the next Business Day. Although neither the Separate Account nor the Company is responsible for the authenticity of telephone transaction requests, the right is reserved to refuse to accept telephone requests when in the opinion of the Company it seems prudent to do so. The policyowner bears the risk of loss caused by fraudulent telephone instructions the Company reasonably believes to be genuine. The Company will employ reasonable procedures to assure telephone instructions are genuine and if such procedures are not followed, the Company may be liable for losses due to unauthorized or fraudulent transactions. Such procedures include recording all telephone instructions, requesting personal identification information such as the caller's name, daytime telephone number, social security number and/or birthdate and sending a written confirmation of the transaction to the policyowner's address of record. Policyowners may obtain additional information and assistance by telephoning the toll free number. The Company may modify or terminate telephone transfer procedures at any time.

    Policyowners may obtain additional information and assistance by telephoning the toll free number.

GENERAL PROVISIONS

Addition, Deletion or Substitution of Investments

    The Company reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares held by any Division or which any Division may purchase. If shares of any Mutual Fund should no longer be available for investment or if, in the judgment of the Company's management, further investment in shares of any mutual fund should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of any other investment company for shares already purchased, or to be purchased in the near future under the Policies. No substitution of securities will take place without notice to policyowners and without prior approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940.

    The investment policy of the Separate Account will not be materially changed unless a statement of the change is filed with and not disapproved by the Insurance Commissioner of the State of Iowa and the Superintendent of Insurance of the State of New York, if required. Whether a change in investment policy is material will be determined in conjunction with the appropriate state insurance commissioner(s). The policyowner will be notified of any material investment policy change. The policyowner may then change allocation percentages and transfer any value in an affected Division to another Division without charge. In the alternative, the policyowner may exchange the Policy for a fixed-benefit, flexible premium life insurance policy offered by the Company for this purpose. The policyowner may exercise this exchange privilege until the later of 60 days after (i) the effective date of such change, or (ii) the receipt of a notice of the options available. The face amount of the new policy will be the death benefit of the Policy on the date of exchange.

    Each Mutual Fund is subject to certain investment restrictions which may not be changed without the approval of the majority of the outstanding voting securities. See the accompanying prospectuses for the Mutual Funds.

Optional Insurance Benefits

     Subject to certain requirements and approved by state insurance departments, one or more supplementary benefits may be added to a Policy, including those providing term insurance options, providing accidental death coverage, waiving Monthly Policy Charges or waiving of premium payments upon disability, accelerating benefits in the event of terminal illness, providing cost of living increases in benefits, providing a death benefit guarantee, providing extended coverage beyond the Maturity Date, and, in the case of business-owned Policies, permitting a change of the life insured, providing face amount increases that reflect salary increases, providing extra protection increases and providing enhanced policy values in the early years of a Policy. More detailed information concerning supplementary benefits may be obtained from an authorized agent of the Company. The cost, if any, of any optional insurance benefits will be deducted as part of the Monthly Policy Charge.

The Contract

    The Policy, the application attached to it, any supplemental application, any adjustment applications, any amendments to the application and the current data pages make up the entire contract between the Company and the policyowner. Any statements made in the application or an adjustment application will be considered representations and not warranties. No statement, unless made in an application, will be used to void a Policy (or void an adjustment in case of an adjustment application) or to defend against a claim. A Policy may be modified by mutual agreement between the policyowner and the Company. Any alteration of the Policy must be in writing and signed by one of the Company's corporate officers. No one else, including the agent, may change the contract or waive any provisions.

Incontestability

    The Company will not contest the insurance coverage provided under a Policy, except for any subsequent increase in face amount, after the Policy has been in force during the lifetime of the insured for a period of two years from the Policy Date. This provision does not apply to claims for total disability or to accidental death benefits which may be provided by a rider to a Policy. Any face amount increase made under the adjustment options has its own two-year contestable period which begins on the effective date of the adjustment.

Misstatements

    If the age or sex of the insured has been misstated in an application, including a reinstatement application, the death benefit under the Policy will be the Policy Value plus the amount which would be purchased by the most recent mortality charge at the correct age and sex.

Suicide

    A Policy does not cover the risk of suicide within two years from the Policy Date or two years from the date of any increase in face amount with respect to such increase, whether the insured is sane or insane. In the event of suicide within two years of the Policy Date, the only liability of the Company will be a refund of premiums paid, without interest, less any policy loans and loan interest and any partial surrenders. In the event of suicide within two years of an increase in face amount, the only liability of the Company in respect to that increase in face amount will be a refund of the cost of insurance for that increase.

Ownership

    The owner of the Policy is as named in the application. The owner may exercise every right and enjoy every privilege provided by the Policy, subject to the rights of any irrevocable beneficiary. All privileges and rights of the owner under a Policy end when the owner surrenders the Policy for cash, the death proceeds of the Policy are paid, or the maturity proceeds of the Policy are paid. Also, if the Grace Period ends without receipt by the Company at its home office of the payment required to keep the Policy in force, the privileges and rights of the owner terminate as of the Monthly Date on or immediately preceding the start of the Grace Period. If the owner is not the insured and dies before the Insured, the Insured becomes the owner unless the owner has provided for a successor owner. The owner may be changed by filing a Written Request with the Company. The Company's approval is needed and no change is effective until the Company approves the Written Request for change of owner. Once approved, the change is effective as of the date the owner signed the Written Request. The Company reserves the right to require that the Policy be sent to the Company so that the change may be recorded.

Beneficiaries

    The original beneficiaries and contingent beneficiaries are designated by the policyowner on the application. A primary and/or contingent beneficiary or beneficiaries may be changed by Written Request to the Company. The Company's approval is needed and no change is effective until the Company approves the Written Request for change of beneficiary. Once approved, the change is effective as of the date the owner signed the Written Request. If changed, the primary beneficiary or contingent beneficiary is as shown in the latest written change filed with the Company. One or more primary or contingent beneficiaries may be named in the application or a later change request.

Benefit Instructions

    While the insured is alive, the owner may file instructions for the payment of death proceeds under one of the benefit options under the Policy. Such instructions, or a change of instructions, must be made by Written Request to the Company. If the owner changes the beneficiary, that change will revoke any prior benefit instructions.

Postponement of Payments

    Payment of any amount upon total or partial surrender, policy loan, or proceeds payable at death or maturity and the right to transfer to or from an Investment Account may be postponed or suspended whenever: (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; (2) the Securities and Exchange Commission by order permits postponement for the protection of policyowners; or (3) the Securities and Exchange Commission requires that trading be restricted or declares an emergency, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the net asset value of the Mutual Funds.

Assignment

    The Policy can be assigned as collateral for a loan. The Company must be notified in writing if the Policy has been assigned. Each assignment will be subject to any payments made or action taken by the Company prior to its notification of such assignment. The Company is not responsible for the validity of an assignment. An assignment as collateral does not change the owner but the rights of beneficiaries, whenever named, become subordinate to those of the assignee.

Policy Proceeds

    Death proceeds under a Policy will ordinarily be paid within seven days after the Company receives due proof of death. Payments may be postponed in certain circumstances. (See "Postponement of Payments.") During the insured's lifetime, the policyowner may arrange for the death proceeds to be paid in a lump sum or under one or more of the settlement options described below. These choices are also available if the Policy is surrendered or matures.

    When death proceeds are payable in a lump sum, the beneficiary may select one or more of the settlement options.

    The following options are available:

Option A

    Special Benefit Arrangement - A specially designed benefit option may be arranged with the Company's approval.

Option B

    Proceeds Left at Interest - The Company will hold the amount applied on deposit. Interest payments will be made annually, semiannually, quarterly or monthly, as elected.

Option C

    Fixed Income - The Company will pay an income of a fixed amount or an income for a fixed period not exceeding 30 years.

Option D

    Life Income - The Company will pay an income during a person's lifetime. A minimum guaranteed period may be used.

Option E

    Joint and Survivor Life Income - The Company will pay an income during the lifetime of two persons, and continuing until the death of the survivor. This option includes a minimum guaranteed period of 10 years.

Option F

    Joint and Two-Thirds Survivor Life Income - The Company will pay an income during the time two persons both remain alive, and two-thirds of the original amount during the remaining lifetime of the survivor.

    Interest at a rate set by the Company, but never less than required by state law, will be applied to determine the payment under Option B, and any such interest in excess of the guaranteed minimum will be added to payments under Option C.

Participating Policy

    The Policies share in any divisible surplus of the Company. The Company will determine each Policy's share of the surplus and will credit it as a dividend at the end of each Policy Year. The Company does not expect to pay any dividends under the Policy. Dividends, if any, will be paid in cash.

Right To Exchange Policy

    During the first 24 policy months following issuance of a Policy, except during a Grace Period, the policyowner may exchange the Policy for any other form of fixed benefit individual life insurance policy (other than term insurance) currently made available by the Company for this purpose on the insured's life. At present, the Company makes several insurance policies available for exercise of this exchange right. Such request must be postmarked or delivered to the home office of the Company before the expiration of 24 months after the Policy Date. At the option of the policyowner, the new policy will provide either the same death benefit or the same amount at risk as the Policy did at the time of the exchange request. Premiums for the new policy will be based on the same issue age, sex and risk classification of the insured under the Policy. An equitable adjustment in the new policy's payments and cash or Policy Values will be made to reflect variances, if any, in the payments and Policy Values under the Policy and the new policy. Minimum benefits of the new policy will be fixed and guaranteed and the new policy will not participate in the experience of the Separate Account. Policy values will be determined as of the date the Written Request for exchange is received at the Company's home office. Evidence of insurability will not be required for the exchange. No charge will be imposed on the exercise of this exchange privilege. Any policy loan and loan interest must be repaid prior to the exchange or transferred to the new policy. Any benefit riders included as a part of a Policy may be exchanged, without evidence of insurability, for similar benefit riders on the new policy if both these conditions are met:

    1. The policyowner, in the Written Request for exchange, indicates that the rider or riders should be a part of the new policy; and

    2. The similar benefit rider or riders were available for the new policy on the effective date of the benefit rider for the Policy based on the same issue age, sex and risk classification of the insured under the Policy.

    The exchange will be effective upon proper receipt by the Company of the Written Request, any amount required as an adjustment and surrender of the Policy.

    The policyowner may also exchange the Policy for a fixed-benefit, flexible premium policy in the event of a material change in investment policy of a Division (see "Addition, Deletion or Substitution of Investments.")

    In addition, the policyowner has the right to exchange a face amount increase for a fixed-benefit, flexible premium policy at any time during the first 24 months following issuance of Policy data pages reflecting a face amount increase, but not while the policy is in a Grace Period (see "Adjustment Options.")

DISTRIBUTION OF THE POLICY

     The Policy will be sold by individuals who, in addition to being licensed and appointed as life insurance agents or brokers for the Company, are also registered representatives of the principal underwriter of the Policies, Princor Financial Services Corporation, or of other broker-dealers which Princor
Financial  Services  Corporation  selects  and  the  Company  approves.  Princor
Financial Services Corporation is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. For contracts distributed by the principal underwriter commissions will range between 0% and 50% of premium received in the first year of a Policy (and between 0% and 50% of premium received in the first year following an adjustment date), up to a Target Premium determined by a rate per $1,000 of face amount which varies by the age and sex of the insured. In addition, commissions will include 0% to 4% of premium received in the first year of the Policy, above the Target Premium. For years two and later of a Policy, commissions will range from 0% to 2% of premiums received. A service fee of 0% to 2% is paid on all premiums received after the first Policy Year. In addition, a persistency renewal commission may be paid which ranges from 1.25% to 5.25% of premiums received in the first three Policy Years, depending upon the agent's or broker's total life insurance sales for the Company. Expense allowances may also be payable to agents and brokers based upon premiums received. Commission amounts for contracts distributed by broker-dealers other than the principal underwriter will vary.

    The Company has entered into a distribution agreement with Princor Financial Services Corporation. Princor Financial Services Corporation is also the principal underwriter for various registered investment companies organized by the Company. Princor Financial Services Corporation is a wholly-owned subsidiary of Principal Holding Company. Principal Holding Company is a holding company and a wholly-owned subsidiary of the Company.

OFFICERS AND DIRECTORS OF PRINCIPAL MUTUAL LIFE INSURANCE COMPANY

    Principal Mutual Life Insurance Company is managed by a Board of Directors which is elected by its policyowners. The directors and executive officers of the Company, their positions with the Company, including Board Committee memberships, and their principal occupation during the last five years, are as follows:

DIRECTORS:
EXECUTIVE OFFICERS (OTHER THAN DIRECTORS):

    J. E. ASCHENBRENNER      Senior Vice President
    R. S. CRABTREE           Executive Vice President
    J. B. GRISWELL           Executive Vice President
    T. J. GAARD              Senior Vice President
    M. H. GERSIE             Senior Vice President
    T. J. GRAF               Senior Vice President
    R. E. KELLER             Executive Vice President
    G. R. NARBER             Senior Vice President and General Counsel
    C. E. ROHM               Executive Vice President

                                    Principal Occupation
Name, Positions and Offices         During Last 5 Years

M. VERMEER ANDRINGA                 President and Chief Operating Officer, Vermeer Manufacturing Company.
Director
Member, Nominating Committee

R. M. DAVIS                         President and Chief Executive Officer, The Pymatuning Group, Inc.
Director
Member, Nominating Committee

D. J. DRURY                         Chairman and Chief  Executive  Officer,  Principal  Mutual Life  Insurance Company since
Director                            January  1995.  President and Chief  Executive  Officer from 1994 - 1995; President from
Chairman of the Board               1993-1994;   Executive  Vice  President  from  1992-1993;  Executive  Vice
President and Chair,                Chief Actuary 1992; prior thereto,  Senior Vice President and Chief Actuary.
 Executive Committee

C. D. GELATT, JR.                   President, NMT Corporation.
Director
Member, Executive and
 Human Resources Committees

G. D. HURD                          Retired.  Chairman  and Chief  Executive  Officer,  Principal  Mutual Life
Director                            Insurance Company 1989 - 1994.
Member, Executive and
 Human Resources Committee

T. M. HUTCHISON                     Vice  Chairman,  Principal  Mutual Life  Insurance  Company  since  August
Director                            1994.  Prior thereto, Executive Vice President.

C. S. JOHNSON                       President and Chief  Executive  Officer,  Pioneer  Hi-Bred  International,
Director                            Inc. since September 1995.  President  and  Chief  Operating  Officer   March-September 1995;
Member, Audit Committee             Executive Vice President 1993-1995. Prior thereto, Senior Vice President.

W. T.  KERR                         President & Chief Operating Officer since 1994 Meredith Corporation.
Director                            Executive  Vice President  1991-1994.  Prior thereto  President,  New York  Times.
Member, Nominating Committee

L. LIU                              President, Chairman and Chief Executive Officer, IES Industries, Inc.
Director
Member, Executive and Human
 Resources Committees

V. H. LOEWENSTEIN                   Managing Partner, Egon Zehnder International
Director
Member, Audit Committee

J. R. PRICE, JR.                    Managing Director, Chemical Banking Corporation.
Director
Chair, Audit Committee

B. A. RICE                          Consultant   for   Rice  &   Associates   since   1995.   Consultant   for
Director                            Organizational Effectiveness 1994-1995.  Prior thereto,  Vice  President-Human  Resources,
Member, Human Resources Committee   Scott Paper Company.

J-P. C. ROSSO                       President  and Chief  Executive  Officer,  Case  Corporation,  since April
Director                            1994.  President Honeywell, Inc., 1991-1994;   Prior  thereto  President, Honeywell Europe.
Member, Audit Committee

D. M. STEWART                       President, The College Board.
Director
Chair, Nominating Committee

E. E. TALLETT                       President and Chief Executive Officer, Transcell Technologies,  Inc. since
Director                            1992. Prior thereto, President - Pharmaceutical Division,  Centocor, Inc., 1989-1992.
Member, Audit Committee

D. D. THORNTON                      Retired since 1993. Prior thereto  President,  Boeing Commercial  Airplane Group.
Director
Chair, Human Resources Committee

F. W. WEITZ                         President,  Chairman  of the  Board  and Chief  Executive  Officer,  Essex Meadows, Inc.
Member, Executive                   since 1995.  Prior  thereto,  President,  Chairman  of the Board, and Chief Executive Officer,
 and Nominating Committees          The Weitz Corporation and its subsidiaries.

STATE REGULATION OF PRINCIPAL MUTUAL LIFE INSURANCE COMPANY

    The Company is organized under the laws of the State of Iowa and is subject to regulation by the Commissioner of Insurance of Iowa. An annual statement is filed with the Iowa Division of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding year. Periodically, the Commissioner examines the assets and liabilities of the Company and the Separate Account and verifies their adequacy. A full examination of the Company's operations is conducted by the National Association of Insurance Commissioners at least every five years.

FEDERAL TAX MATTERS

The discussion contained herein is general in nature, is not an exhaustive discussion of all tax questions that might arise under the policies, and is not intended as tax advice. No attempt is made to consider any applicable state or other tax laws and no representation is made as to the likelihood of continuation of current federal income tax laws and treasury regulations or of current interpretations of the Internal Revenue Service.

While the Company reserves the right to make changes in the Policy to assure that it continues to qualify as life insurance for tax purposes, the Company cannot make any guarantee regarding the future tax treatment of any Policy. For complete information on the impact of changes with respect to the Policy and federal and state considerations, a qualified tax advisor should be consulted.

The ultimate effect of federal income taxes on values under the Policy and on the economic benefit to the policyowner or beneficiary depends upon the Company's tax status, upon the terms of the Policy and upon the tax status of the individual concerned.

Tax Status of the Company and the Separate Account

The Company is taxed as an insurance Company under Subchapter L of the Internal Revenue Code of 1986 (the "Code"). The Separate Account is not a separate taxable entity and its operations are taken into account by the Company in determining its income tax liability. All investment income and realized net capital gains on the assets of the separate account are reinvested and taken into account in determining Policy Values and are automatically applied to increase the book reserves associated with the policies. Under existing federal income tax law, neither the investment income nor any net capital gains of the Separate Account, are taxed to the Company to the extent those items are applied to increase reserves associated with the policies.

Charges for Taxes

The Company imposes a federal tax charge equal to 1.25% of premiums received under the Policy to compensate for the federal income tax liability it incurs under Section 848 of the Code by reason of its receipt of premiums under the Policy. The Company believes that this charge is reasonable in relation to the increased tax burden it incurs as a result of Section 848. No other charge is currently made on the Separate Account for federal income taxes of the Company that may be attributable to the Separate Account. Periodically, the Company reviews the appropriateness of charges to the Separate Account for the Company's federal income taxes, and in the future, a charge may be made for federal income taxes incurred by the Company that are attributable to the Separate Account. In addition, depending on the method of calculating interest on Policy Values allocated to the Fixed Account, a charge may also be imposed for the Policy's share of the Company's federal income taxes attributable to the Fixed Account.

Under current laws, the Company may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, the Company reserves the right to charge the Separate Account for the portion of such taxes , if any, attributable to the Separate Account.

Diversification Standards

In addition to other requirements imposed by the Code, a Policy will qualify as life insurance under the Code only if the diversification requirements of Code
Section 817(h) are satisfied by each Separate Account in which any of the Policy Values are held. To assure that each Policy continues to qualify as life insurance for federal income tax purposes, the Company intends to comply with Code Section 817(h) and the regulations thereunder.

Life Insurance Status of Policy

The Company believes that the Policy meets the statutory definition of life insurance under Code Section 7702 and that the policyowner and beneficiary of any Policy will receive the same federal income tax treatment as that accorded to owners and beneficiaries of fixed benefit life insurance policies. Specifically, the death benefit under the Policy will be excludable from the gross income of the beneficiary subject to the terms and conditions of Section 101(a)(1) of the Code. (Death benefits under a "modified endowment contract" as discussed below are treated in the same manner as death benefits under life insurance contracts that are not so classified.)

In addition, unless the Policy is a "modified endowment contract," in which case the receipt of any loan under the Policy may result in recognition of income to the policyowner, the policyowner will not be deemed to be in constructive receipt of the Policy Values, including increments thereon, under the Policy until proceeds of the Policy are received upon a total or partial surrender of the Policy.

Modified Endowment Contract Status

A Policy will be a modified endowment contract if it satisfies the definition of life insurance set out in the Internal Revenue Code, but it either fails the additional "7-pay test" set forth in Code Section 7702A or was received in exchange for a modified endowment contract. A Policy will fail the 7-pay test if the accumulated amount paid under the contract at any time during the first seven contract years exceeds the total premiums that would have been payable under a Policy providing for guaranteed benefits upon the payment of seven level annual premiums. A Policy received in exchange for a modified endowment contract will be taxed as a modified endowment contract even if it would otherwise satisfy the 7-pay test.

 While the 7-pay test is generally applied as of the time the Policy is issued, certain changes in the contractual terms of a Policy will require a Policy to be retested to determine whether the change has caused the Policy to become a modified endowment contract. For example, a reduction in death benefits during the first seven contract years will cause the Policy to be retested as if it had originally been issued with the reduced death benefit.

In addition, if a "material change" occurs at any time while the Policy is in force, a new 7-pay test period will start and the Policy will need to be retested to determine whether it continues to meet the 7-pay test. The term" material change" generally includes increases in death benefits, but does not include an increase in death benefits which is attributable to the payment of premiums necessary to fund the lowest level of death benefits payable during the first seven contract years, or which is attributable to the crediting of interest with respect to such premiums.

Because the Policy provides for flexible premium payments, the Company has instituted procedures to monitor whether increases in death benefits or additional premium payments cause either the start of a new seven-year test period or the taxation of distributions and loans. All additional premium payments will be considered in these determinations.

If a Policy fails the 7-pay test, all distributions (including loans) occurring in the year of failure and thereafter will be subject to the rules for modified endowment contracts. A recapture provision also applies to loans and distributions that are received in anticipation of failing the 7-pay test. Under the Code, any distribution or loan made within two years prior to the date that a Policy fails the 7-pay test is considered to have been made in anticipation of the failure.

Policy Surrenders and Partial Surrenders

Upon a total surrender of a Policy, the policyowner will recognize ordinary income for federal tax purposes to the extent that the net surrender value exceeds the investment in the contract (the total of all premiums paid but not previously recovered plus any other consideration paid for the Policy). The tax consequences of a partial surrender from a Policy will depend upon whether the partial surrender results in a reduction of future benefits under the Policy and whether the Policy is a modified endowment contract.

If the Policy is not a modified endowment contract, the general rule is that a partial surrender from a Policy is taxable only to the extent that it exceeds the total investment in the contract. An exception to this general rule applies, however, if a reduction of future benefits occurs during the first 15 years after a Policy is issued and there is a cash distribution associated with that reduction. In such a case, the Code prescribes a formula under which the policyowner may be taxed on all or a part of the amount distributed. After 15 years, cash distributions from a Policy that is not a modified endowment contract will not be subject to federal income tax, except to the extent they exceed the total investment in the contract. The Company suggests that a policyowner consult with a tax advisor in advance of a proposed decrease in face amount or a partial surrender. In addition, any amounts distributed under a "modified endowment contract" (including proceeds of any loan) are taxable to the extent of any accumulated income in the Policy. In general, the amount which may be subject to tax is the excess of the Policy Value (both loaned and unloaned) over the previously unrecovered premiums paid.

Under certain circumstances, a distribution under a modified endowment contract (including a loan) may be taxable even though it exceeds the amount of accumulated income in the Policy. This can occur because for purposes of determining the amount of income received upon a distribution (or loan) from a modified endowment contract, the Code requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such Policy are taxable to the extent of the income accumulated in all the modified endowment contracts required to be so aggregated.

If any amount is taxable as a distribution of income under a modified endowment contract (as a result of a total surrender, a partial surrender or a loan), it may also be subject to a 10% penalty tax under Code Section 72(v). Limited exceptions from the additional penalty tax are available for certain distributions to individual policyowners. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer's becoming disabled; or
(iii) that are part of a series of substantial equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer.

Policy Loans and Interest Deductions

The Company also believes that under current law any loan received under the Policy will be treated as a Policy debt of a policyowner and that, unless the Policy is a modified endowment contract, no part of any loan under a Policy will constitute income to the policyowner. If the Policy is a modified endowment contract (see discussion above) loans will be fully taxable to the extent of the income in the Policy (and in any other contracts with which it must be aggregated) and could be subject to the additional 10 percent tax.

Code Section 264 imposes stringent limitations on the deduction of interest paid or accrued on loans in connection with a Policy. In addition, under the "personal" interest limitation provisions of Code Section 163, no deduction is allowed for interest on any Policy loan if the proceeds are used for personal purposes, even if the Policy and loan otherwise meet the requirements of Code
Section 264. The limitations on deductibility of personal interest may not apply to disallow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. The Company suggests consultation with a tax advisor for further guidance.

Corporate Alternative Minimum Tax

Ownership of a Policy by a corporation may affect the policyowner's exposure to the corporate alternative maximum tax. In determining whether it is subject to alternative minimum tax a corporate policyowner must make two computations. First, the corporation must take into account a portion of the current year's increase in the built-in gain in its corporate-owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any Policy exceed the sum of (i) the premiums paid on that Policy in the year of death, and (ii) the corporation's basis in the Policy (as measured for alternative minimum tax purposes) as of the end of the corporation's tax year immediately preceding the year of death.

Exchange or Assignments of Policies

A change of the policyowner or the insured or an exchange or assignment of a Policy may have significant tax consequences depending on the circumstances. For example, an assignment or exchange of a Policy may result in taxable income to the transferring policyowner. Further, Code Section 101(a) provides, subject to certain exceptions, that where a Policy has been transferred for value, only the portion of the death benefit which is equal to the total consideration paid for the Policy may be excluded from gross income. For complete information with respect to Policy assignments and exchanges, a qualified tax advisor should be consulted.

Withholding

Under Section 3405 of the Code, withholding is generally required with respect to certain taxable distributions under insurance contracts. In the case of periodic payments (payments made as an annuity or on a similar basis), the withholding is at graduated rates (as though the payments were employee wages). With respect to non-periodic distributions, the withholding is at a flat rate of 10%. A Policyholder can elect to have either non-periodic or periodic payments made without withholding except where the policyowner's tax identification number has not been furnished to the Company or the Internal Revenue Service has notified the Company that the tax identification number furnished by the policyowner is incorrect.

Taxation of Accelerated Death Benefits

The Company provides accelerated death benefits based upon a lien method. It is unclear whether benefits paid under this rider are taxable. For information regarding taxation of accelerated death benefits, a qualified tax advisor should be consulted.

Other Tax Issues

Federal  estate  and  state  and  local  estate,  inheritance,   and  other  tax
consequences   of  ownership  or  receipt  of  Policy  proceeds  depend  on  the circumstances of each policyowner or beneficiary.

EMPLOYEE BENEFIT PLANS

    Employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of a Policy in connection with an employment-related insurance or benefit plan. The United States Supreme Court held, in the 1983 decision of Arizona Governing Committee v. Norris, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex. Policies are available for use in connection with such employment-related insurance and benefit plans which do not vary in any respect between male and female insureds of a particular age and underwriting classification.

LEGAL PROCEEDINGS

    There are no legal proceedings to which the Separate Account is a party or to which the assets of any of the Divisions thereof are subject. The Company is not involved in any litigation that is of material importance in relation to its total assets or that relate to the Separate Account.

LEGAL OPINION

    Legal matters applicable to the issue and sale of the Policies, including the right of the Company to issue Policies under Iowa insurance law, have been passed upon by Gregg R. Narber, Senior Vice President and General Counsel of the Company.

EXPERTS

    The financial statements of Principal Mutual Life Insurance Company Variable Life Separate Account and Principal Mutual Life Insurance Company which are included in this registration statement have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon which appear elsewhere in the registration statement.

REGISTRATION STATEMENT

    A registration statement has been filed with the Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement to all of which reference is made for further information concerning the Separate Account, the Company and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

FINANCIAL STATEMENTS

    The financial statements of the Company will be added by amendment.


                                  APPENDIX - A

  SAMPLE ILLUSTRATIONS OF POLICY VALUES, SURRENDER VALUES AND DEATH BENEFITS

     The following illustrations have been prepared to help show how Policy Values and Surrender Values under the Policies change with investment performance and differing death benefit options. The illustrations show how death benefits and values would vary over time if the return on assets held by the Mutual Funds were uniform, gross, after tax, annual rates of 0%, 6% and 12%. The death benefits and values would be different from those shown if the return averaged 0%, 6% and 12%, but fluctuated above and below those averages during individual years. Both Death Benefit Option 1 and Death Benefit Option 2 are illustrated.

     The four illustrations set out show hypothetical Policies issued to 45-year-old male nonsmokers. Illustrations for females or for younger males would be more favorable; illustrations for older males or for smokers would be less favorable than those presented. The Policies are illustrated on the basis of $4,000 Target Premium and a face amount at issue of $250,000. The first and third illustrations show the selection of Death Benefit Option 1; the second and fourth, Death Benefit Option 2.

     The illustrations reflect all Policy charges (including deductions from premiums for sales loads and state and federal taxes; monthly deductions from Policy Value of administration charges, cost of insurance charges and mortality and expense risk charges; and the CDAC and CDSL that may be deducted upon full surrenders or lapse of a Policy) and the average fees and expenses of the Mutual Funds. The first two illustrations reflect current administrative and cost of insurance charges. The third and fourth illustrations reflect the guaranteed maximum administration and cost of insurance charges. The average fees and expenses of the Mutual Funds may decrease or increase in the future making operating expenses actually incurred by the Mutual Funds differ from the .73% average rate shown in the illustrations.

     The four illustrations are based on the assumption that payments are made in accordance with a $4,000 annual Target Premium schedule, that no values are allocated to the Fixed Account, no changes in death benefit option or face amount are made, no policy loans or partial surrenders occur, and that no riders are in effect. Upon request, the Company will prepare a comparable illustration reflecting the proposed insured's actual age, sex, risk classification and desired policy features.

     From time to time, in advertisements or sales literature for the Policies that quote performance data for one or more of the Mutual Funds, the Company may include Policy Values, Surrender Values and death benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Fund for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples and may include data for periods prior to the offering of the Policies for which a Mutual Funds has had performance (with Policy charges assumed to be equal to current charges for any periods prior to offering the Policies).

      Principal Mutual Life Insurance Company
                         PrinFlex Life
                         Male Age 45 Non-Smoker
                         Assuming Current Charges

Planned Premium     4000                                              Initial Face Amount 250,000
                                                                         Death Benefit Option 1

                        Death Benefit (2)      Accumulated Value (2)
                      Assuming Hypothetical    Assuming Hypothetical       Surrender Value (2)
          Accumu-          Gross Annual            Gross Annual        Assuming Hypothetical Gross
End of    lated         Investment Return      Investment Return of    Annual Investment Return of
 Year    Premiums     0%       6%      12%      0%       6%      12%       0%       6%      12%

    1     4,200  250,000  250,000  250,000    2,931    3,129    3,327    1,080    1,278    1,476
    2     8,610  250,000  250,000  250,000    5,795    6,373    6,974    3,464    4,042    4,643
    3    13,241  250,000  250,000  250,000    8,559    9,702   10,939    4,428    5,571    6,808
    4    18,103  250,000  250,000  250,000   11,251   13,149   15,285    7,121    9,018   11,154
    5    23,208  250,000  250,000  250,000   13,872   16,717   20,051    9,741   12,587   15,920
    6    28,568  250,000  250,000  250,000   16,412   20,405   25,273   12,971   16,964   21,832
    7    34,196  250,000  250,000  250,000   18,873   24,217   31,001   16,118   21,462   28,246
    8    40,106  250,000  250,000  250,000   21,238   28,143   37,271   19,173   26,077   35,206
    9    46,312  250,000  250,000  250,000   23,494   32,173   44,132   22,119   30,798   42,756
   10    52,827  250,000  250,000  250,000   25,637   36,311   51,762   24,947   35,621   51,073
   11    59,669  250,000  250,000  250,000   27,664   40,557   60,344   27,664   40,557   60,344
   12    66,852  250,000  250,000  250,000   29,620   44,963   69,862   29,620   44,963   69,862
   13    74,395  250,000  250,000  250,000   31,511   49,541   80,428   31,511   49,541   80,428
   14    82,314  250,000  250,000  250,000   33,364   54,628   92,190   33,364   54,628   92,190
   15    90,630  250,000  250,000  250,000   35,103   59,906  105,229   35,103   59,906  105,229
   16    99,361  250,000  250,000  250,000   36,704   65,366  119,686   36,704   65,366  119,686
   17   108,530  250,000  250,000  250,000   38,152   71,010  135,731   38,152   71,010  135,731
   18   118,156  250,000  250,000  250,000   39,438   76,844  153,565   39,438   76,844  153,565
   19   128,264  250,000  250,000  250,000   40,550   82,876  173,419   40,550   82,876  173,419
   20   138,877  250,000  250,000  250,000   41,493   89,128  195,564   41,493   89,128  195,564

               Principal Mutual Life Insurance Company
                         PrinFlex Life
                         Male Age 45 Non-Smoker
                         Assuming Guaranteed Charges

Planned Premium     4000                                              Initial Face Amount 250,000
                                                                         Death Benefit Option 1

                        Death Benefit (2)      Accumulated Value (2)
                      Assuming Hypothetical    Assuming Hypothetical       Surrender Value (2)
          Accumu-          Gross Annual            Gross Annual        Assuming Hypothetical Gross
End of    lated         Investment Return      Investment Return of    Annual Investment Return of
 Year    Premiums     0%       6%      12%      0%       6%      12%       0%       6%      12%

    1     4,200  250,000  250,000  250,000    2,882    3,078    3,274    1,030    1,226    1,423
    2     8,610  250,000  250,000  250,000    5,699    6,270    6,865    3,367    3,939    4,534
    3    13,241  250,000  250,000  250,000    8,416    9,545   10,768    4,285    5,415    6,637
    4    18,103  250,000  250,000  250,000   11,062   12,936   15,045    6,932    8,805   10,914
    5    23,208  250,000  250,000  250,000   13,638   16,445   19,734    9,507   12,314   15,604
    6    28,568  250,000  250,000  250,000   16,134   20,071   24,873   12,693   16,630   21,432
    7    34,196  250,000  250,000  250,000   18,550   23,818   30,507   15,795   21,063   27,752
    8    40,106  250,000  250,000  250,000   20,871   27,675   36,675   18,806   25,610   34,609
    9    46,312  250,000  250,000  250,000   23,084   31,634   43,420   21,708   30,259   42,045
   10    52,827  250,000  250,000  250,000   25,184   35,697   50,851   24,494   35,007   50,161
   11    59,669  250,000  250,000  250,000   27,168   39,864   59,278   27,168   39,864   59,278
   12    66,852  250,000  250,000  250,000   29,082   44,187   68,623   29,082   44,187   68,623
   13    74,395  250,000  250,000  250,000   30,930   48,678   78,996   30,930   48,678   78,996
   14    82,314  250,000  250,000  250,000   32,742   53,668   90,544   32,742   53,668   90,544
   15    90,630  250,000  250,000  250,000   34,439   58,843  103,342   34,439   58,843  103,342
   16    99,361  250,000  250,000  250,000   35,999   64,195  117,530   35,999   64,195  117,530
   17   108,530  250,000  250,000  250,000   37,405   69,723  133,273   37,405   69,723  133,273
   18   118,156  250,000  250,000  250,000   38,649   75,434  150,768   38,649   75,434  150,768
   19   128,264  250,000  250,000  250,000   39,719   81,334  170,240   39,719   81,334  170,240
   20   138,877  250,000  250,000  250,000   40,620   87,445  191,956   40,620   87,445  191,956

                Principal Mutual Life Insurance Company
                         PrinFlex Life
                         Male Age 45 Non-Smoker
                         Assuming Current Charges

Planned Premium     4000                                              Initial Face Amount 250,000
                                                                         Death Benefit Option 2

                        Death Benefit (2)      Accumulated Value (2)
                      Assuming Hypothetical    Assuming Hypothetical       Surrender Value (2)
          Accumu-          Gross Annual            Gross Annual        Assuming Hypothetical Gross
End of    lated         Investment Return      Investment Return of    Annual Investment Return of
 Year    Premiums     0%       6%      12%      0%       6%      12%       0%       6%      12%

    1     4,200  252,922  253,119  253,317    2,922    3,119    3,317    1,070    1,268    1,465
    2     8,610  255,768  256,342  256,941    5,768    6,342    6,941    2,814    3,389    3,987
    3    13,241  258,503  259,637  260,865    8,503    9,637   10,865    4,372    5,507    6,734
    4    18,103  261,156  263,035  265,150   11,156   13,035   15,150    7,025    8,904   11,019
    5    23,208  263,727  266,538  269,829   13,727   16,538   19,829    9,596   12,407   15,698
    6    28,568  266,207  270,139  274,932   16,207   20,139   24,932   12,766   16,699   21,491
    7    34,196  268,594  273,842  280,500   18,594   23,842   30,500   15,839   21,087   27,745
    8    40,106  270,871  277,629  286,559   20,871   27,629   36,559   18,806   25,564   34,494
    9    46,312  273,022  281,487  293,141   23,022   31,487   43,141   21,646   30,111   41,765
   10    52,827  275,041  285,410  300,290   25,041   35,410   50,290   24,351   34,720   49,600
   11    59,669  276,924  289,394  308,382   26,924   39,394   58,382   26,924   39,394   58,382
   12    66,852  278,721  293,493  317,290   28,721   43,493   67,290   28,721   43,493   67,290
   13    74,395  280,437  297,714  327,105   30,437   47,714   77,105   30,437   47,714   77,105
   14    82,314  282,106  302,385  337,958   32,106   52,385   87,958   32,106   52,385   87,958
   15    90,630  283,636  307,166  349,865   33,636   57,166   99,865   33,636   57,166   99,865
   16    99,361  285,001  312,034  362,906   35,001   62,034  112,906   35,001   62,034  112,906
   17   108,530  286,179  316,970  377,182   36,179   66,970  127,182   36,179   66,970  127,182
   18   118,156  287,160  321,960  392,809   37,160   71,960  142,809   37,160   71,960  142,809
   19   128,264  287,929  326,990  409,915   37,929   76,990  159,915   37,929   76,990  159,915
   20   138,877  288,493  332,065  428,663   38,493   82,065  178,663   38,493   82,065  178,663

                Principal Mutual Life Insurance Company
                         PrinFlex Life
                         Male Age 45 Non-Smoker
                         Assuming Guaranteed Charges

Planned Premium     4000                                              Initial Face Amount 250,000
                                                                         Death Benefit Option 2

                        Death Benefit (2)      Accumulated Value (2)
                      Assuming Hypothetical    Assuming Hypothetical       Surrender Value (2)
          Accumu-          Gross Annual            Gross Annual        Assuming Hypothetical Gross
End of    lated         Investment Return      Investment Return of    Annual Investment Return of
 Year    Premiums     0%       6%      12%      0%       6%      12%       0%       6%      12%

    1     4,200  252,873  253,068  253,264    2,873    3,068    3,264    1,021    1,217    1,412
    2     8,610  255,671  256,240  256,832    5,671    6,240    6,832    2,718    3,287    3,879
    3    13,241  258,360  259,481  260,695    8,360    9,481   10,695    4,229    5,351    6,564
    4    18,103  260,968  262,823  264,911   10,968   12,823   14,911    6,838    8,693   10,781
    5    23,208  263,495  266,268  269,516   13,495   16,268   19,516    9,364   12,137   15,385
    6    28,568  265,931  269,809  274,536   15,931   19,809   24,536   12,490   16,368   21,096
    7    34,196  268,275  273,448  280,013   18,275   23,448   30,013   15,520   20,693   27,258
    8    40,106  270,509  277,169  285,972   20,509   27,169   35,972   18,444   25,104   33,907
    9    46,312  272,619  280,958  292,443   22,619   30,958   42,443   21,243   29,582   41,068
   10    52,827  274,597  284,809  299,471   24,597   34,809   49,471   23,907   34,120   48,781
   11    59,669  276,439  288,719  307,424   26,439   38,719   57,424   26,439   38,719   57,424
   12    66,852  278,197  292,740  316,177   28,197   42,740   66,177   28,197   42,740   66,177
   13    74,395  279,874  296,879  325,821   29,874   46,879   75,821   29,874   46,879   75,821
   14    82,314  281,504  301,460  336,485   31,504   51,460   86,485   31,504   51,460   86,485
   15    90,630  282,997  306,147  348,182   32,997   56,147   98,182   32,997   56,147   98,182
   16    99,361  284,324  310,917  360,991   34,324   60,917  110,991   34,324   60,917  110,991
   17   108,530  285,465  315,748  375,009   35,465   65,748  125,009   35,465   65,748  125,009
   18   118,156  286,410  320,630  390,351   36,410   70,630  140,351   36,410   70,630  140,351
   19   128,264  287,144  325,546  407,141   37,144   75,546  157,141   37,144   75,546  157,141
   20   138,877  287,673  330,502  425,537   37,673   80,502  175,537   37,673   80,502  175,537

Appendix B
Target Premiums
Annual per $1,000 Face Amount
Nonsmoker and Smoker

Age*     Male    Female   Unisex           Age*      Male     Female  Unisex
0        3.08     2.60     3.01             44       13.59    11.36    13.30
1        3.10     2.62     3.04             45       14.31    11.93    14.00
2        3.16     2.68     3.10             46       15.08    12.53    14.75
3        3.21     2.73     3.14             47       15.90    13.16    15.54
4        3.24     2.76     3.18             48       16.77    13.83    16.39
5        3.28     2.80     3.21             49       17.70    14.54    17.29
6        3.31     2.83     3.25             50       18.68    15.30    18.24
7        3.42     2.92     3.36             51       19.74    16.10    19.27
8        3.51     2.99     3.44             52       20.86    16.94    20.35
9        3.60     3.07     3.53             53       22.05    17.85    21.50
10       3.68     3.15     3.61             54       23.32    18.80    22.73
11       3.82     3.22     3.74             55       24.67    19.82    24.04
12       4.03     3.43     3.96             56       26.11    20.90    25.43
13       4.15     3.55     4.07             57       27.65    22.05    26.92
14       4.28     3.62     4.19             58       29.30    23.29    28.52
15       4.40     3.75     4.32             59       31.05    24.62    30.21
16       4.51     3.86     4.42             60       32.93    26.06    32.04
17       4.60     3.94     4.51             61       34.94    27.60    33.99
18       4.72     4.06     4.63             62       37.10    29.26    36.08
19       4.85     4.13     4.76             63       39.40    31.06    38.32
20       4.99     4.27     4.89             64       41.86    32.97    40.70
21       5.08     4.36     4.99             65       44.48    35.02    43.25
22       5.24     4.52     5.15             66       47.29    37.21    45.98
23       5.36     4.60     5.26             67       50.30    39.58    48.91
24       5.42     4.66     5.32             68       53.52    42.14    52.04
25       5.50     4.74     5.40             69       56.98    44.93    55.41
26       5.74     4.94     5.64             70       60.71    47.98    59.06
27       5.99     5.16     5.88             71       64.73    51.30    62.98
28       6.26     5.39     6.15             72       69.02    54.93    67.19
29       6.54     5.63     6.42             73       73.62    58.86    71.70
30       6.85     5.89     6.73             74       78.48    63.12    76.48
31       7.17     6.16     7.04             75       83.65    67.71    81.58
32       7.51     6.44     7.37             76       91.26    75.72    89.24
33       7.87     6.74     7.72             77       97.89    82.52    95.89
34       8.26     7.06     8.10             78      104.84    89.87   102.90
35       8.66     7.40     8.50             79      112.34    98.02   110.48
36       9.10     7.76     8.93             80      120.62   107.28   118.89
37       9.55     8.13     9.37             81      129.90   117.93   128.35
38      10.03     8.53     9.84             82      140.37   130.21   139.05
39      10.54     8.94    10.33             83      151.98   144.06   150.95
40      11.09     9.38    10.87             84      164.50   159.33   163.83
41      11.66     9.83    11.42             85      177.65   175.84   177.41
42      12.26    10.32    12.01
43      12.91    10.82    12.64

* Last Birthday.

                          PART II. OTHER INFORMATION


                           UNDERTAKING TO FILE REPORTS
Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter adopted under the authority conferred in that section.

                        UNDERTAKING PURSUANT TO RULE 484
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                    REPRESENTATIONS PURSUANT TO RULE 6e-3(T)
This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940. Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940, with respect to the Policies described in the prospectus. Registrant makes the following representations:
          (1)   Section 6e-3(T)(b)(13)(iii)(F) has been relied upon.

          (2) The level of the mortality and expense risks charge is within the range of industry practice for comparable contracts.

          (3) The Registrant has concluded that there is a reasonable likelihood that the distribution financing arrangement for the Variable Life Separate Account will benefit the separate account and policyowners, and it will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

          (4) The Variable Life Separate Account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the Company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

The methodology used to support the representation made in paragraph (2) above is based upon an analysis of the mortality and expense risks charges contained in other variable life insurance policies, including scheduled and flexible premium products. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above.

                             CONTENTS OF REGISTRATION STATEMENT



This registration statement comprises the following papers and documents:

     The facing sheet;

     The prospectus, consisting of 43 pages;

     The undertaking to file reports;

     The undertaking pursuant to Rule 484;

     Representations pursuant to Rule 6e-3(T);

     The signatures;

     Written consents of the following persons:

          G.R. Narber, Esq.

     The following exhibits:

1.             Copies  of  all   exhibits   required  by   paragraph  A  of  the
               instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

1.A(1) Resolution of Executive Committee of Board of Directors of Principal Mutual Life Insurance Company establishing the Variable Life Separate Account.

1.A(3)(a)      Distribution Agreement between Princor Financial Services
               Corporation and Principal Mutual Life Insurance Company.

1.A(3)(a)(i)   Form of Selling Agreement.

1.A(3)(b)      Registered Representative Agreement.

1.A(3)(c)      Schedule of sales commissions.

1.A(5)(a)      Form of PrinFlex Life Insurance Policy.

1.A(5)(a)(i)   Cost of Living Increase Rider.

1.A(5)(a)(ii)  Waiver of Monthly Policy Charge Rider.

1.A(5)(a)(iii) Waiver of Specified Premium Rider.

1.A(5)(a)(iv)  Accidental Death Benefit Rider.

1.A(5)(a)(v)   Children Term Insurance Rider.

1.A(5)(a)(vi)  Spouse Term Insurance Rider.

1.A(5)(a)(vii) Change of Insured Rider.

1.A(5)(a)(viii)Death Benefit Guarantee Rider.

1.A(5)(a)(ix)  Salary Increase Rider.

1.A(5)(a)(x)   Extra Protection Increase Rider.

1.A(5)(a)(xi)  Accounting Benefits Rider.

1.A(5)(a)(xii) Extended Coverage Rider.

1.A(5)(a)(xiii)Accelerated Benefits Rider

1.A(5)(b)      Form of PrinFlex Life Insurance Policy - Unisex Version.

1.A(5)(b)(i)   Accidental Death Benefit Rider.

1.A(5)(b)(ii)  Children Term Insurance Rider.

1.A(5)(b)(iii) Spouse Term Insurance Rider.

1.A(5)(b)(iv)  Change of Insured Rider.

1.A(5)(b)(v)   Death Benefit Guarantee Rider.

1.A(6)(a)      Articles of Incorporation, as Amended of Principal Mutual Life
               Insurance Company.
1.A(6)(b)      By-laws of Principal Mutual Life Insurance Company.

1.A(10)        Form of Application for PrinFlex Life Insurance Policy.

1.A(10(a)      Form of Supplemental Application for PrinFlex Life Insurance
               Policy.

2. Opinion and consent of G.R. Narber, Senior Vice President and General Counsel of Principal Mutual Life Insurance Company.

3. No financial statements will be omitted from the prospectus pursuant to Instruction 1(b) or (c) or Part I.

4.             Not applicable.

5.             Not applicable.

6.             Consent of Ernst & Young.**

7. Description of Issuance, Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)(12)(iii).**

8.             Powers of Attorney of Directors of Principal Mutual Life
               Insurance Company.

9.             Opinion and consent of Lisa Huebert, Assistant Actuary.

---------------------------
** To be filed by Amendment.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Des Moines, and the state of Iowa, on the 3rd day of January, 1996.

                     PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
                     VARIABLE LIFE SEPARATE ACCOUNT

                       (Registrant)


                     By:  PRINCIPAL MUTUAL LIFE INSURANCE COMPANY

                       (Depositor)


                     By ______________________________________________
                        David J. Drury Chairman and Chief Executive
Officer

Attest:


-----------------------------------
Joyce N. Hoffman
Vice President and
  Corporate Secretary

As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                                Title                             Date


                                   Director, Chairman and
D. J. Drury                        Chief Executive Officer       01/03/96



                                   Second Vice President and
D. C. Cunningham                   Controller (Principal
                                   Accounting Officer)           01/03/96

                                   Executive Vice
C. E. Rohm                         President (Principal
                                   Financial Officer)            01/03/96


(M. V. Andringa)*                   Director                     01/03/96
M. V. Andringa


(R. M. Davis)*                      Director                     01/03/96
R. M. Davis


(C. D. Gelatt, Jr.)*                Director                     01/03/96
C. D. Gelatt, Jr.


(G. D. Hurd)*                       Director                     01/03/96
G. D. Hurd


(T. M. Hutchison)*                  Director                     01/03/96
T. M. Hutchison


(C.S. Johnson)*                     Director                     01/03/96
C.S. Johnson


(W. T. Kerr)*                       Director                     01/03/96
W. T. Kerr


(L. Liu)*                           Director                     01/03/96
L. Liu


(V. H. Loewenstein)*                Director                     01/03/96
V. H. Loewenstein


(J. R. Price, Jr.)*                 Director                     01/03/96
J. R. Price, Jr.


(B. A. Rice)*                       Director                     01/03/96
B. A. Rice


(J-P. C. Rosso)*                    Director                     01/03/96
J-P. C. Rosso


(D. M. Stewart)*                    Director                     01/03/96
D. M. Stewart


(E. E. Tallett)*                    Director                     01/03/96
E. E. Tallett


(D. D. Thornton)*                   Director                     01/03/96
D. D. Thornton


(F. W. Weitz)*                      Director                     01/03/96
F. W. Weitz


                                 *By
                                      David J. Drury
                                      Chairman and Chief Executive Officer



                                      Pursuant to Powers of Attorney
                                      Previously Filed or Included Herein

                                    EXHIBITS

                                  EXHIBIT INDEX


                                                                                            Page Number in
                                                                                            Sequential Numbering
Exhibit No.                          Description                                      Where Exhibit Can Be Found

  1.A(1)                             Resolution of Executive Committee               56
                                     of Board of Directors of Depositor
                                     establishing Variable Life Separate
                                     Account.

  1.A(3)(a)                          Distribution Agreement Between                  59
                                     Depositor and Principal Underwriter.

  1.A(3)(a)(i)                       Form of Selling Agreement.                      61

  1.A(3)(b)                          Registered Representative Agreement.            64

  1.A(3)(c)                          Schedule of Sales Commissions.                  68

  1.A(5)(a)                          PrinFlex Life Policy.                           70

  1.A(5)(a)(i)                       Cost of Living Increase Rider.                  95

  1.A(5)(a)(ii)                      Waiver of Monthly Policy Charge Rider.          97

  1.A(5)(a)(iii)                     Waiver of Specified Premium Rider.              100

  1.A(5)(a)(iv)                      Accidental Death Benefit Rider.                 103

  1.A(5)(a)(v)                       Children Term Insurance Rider.                  105

  1.A(5)(a)(vi)                      Spouse Term Insurance Rider.                    107

  1.A(5)(a)(vii)                     Change of Insured Rider.                        109

  1.A(5)(a)(viii)                    Death Benefit Guarantee Rider.                  111

  1.A(5)(a)(ix)                      Salary Increase Rider.                          112

  1.A(5)(a)(x)                       Extra Protection Increase Rider.                115

  1.A(5)(a)(xi)                      Accounting Benefits Rider.                      117

  1.A(5)(a)(xii)                     Extended Coverage Rider.                        118

  1.A(5)(a)(xiii)                    Accelerated Benefits Rider.                     119

  1.A(5)(b)                          PrinFlex Life Policy - Unisex Version.          121

  1.A(5)(b)(i)                       Accidental Death Benefit Rider.                 153

  1.A(5)(b)(ii)                      Children Term Insurance Rider.                  155

  1.A(5)(b)(iii)                     Spouse Term Insurance Rider.                    158

  1.A(5)(b)(iv)                      Change of Insured Rider.                        160

  1.A(5)(b)(v)                       Death Benefit Guarantee Rider.                  162

  1.A(6)(a)                          Articles of Incorporation, as Amended,          163
                                     of Depositor.

  1.A(6)(b)                          By-laws of Depositor.                           166

  1.A(10)                            Form of Application for the PrinFlex            170
                                     Life Policy.

  1.A(10)(a)                         Form or Supplemental Application                175
                                     For the PrinFlex Life Policy.

  2                                  Opinion and consent of G.R. Narber,             178
                                     Senior Vice President and General
                                     Counsel.

  8                                  Powers of Attorney of Directors of              180
                                     Principal Mutual Life Insurance
                                     Company.

  9                                  Opinion and consent of Lisa Huebert,            187
                                     Senior Actuary.
